As filed with the Securities and Exchange Commission on February 13, 2012

Registration No. 333-178645

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FIRST BANCORP.

(Exact name of registrant as specified in its charter)

Puerto Rico	6022	66-0561882
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

1519 Ponce de León Avenue, Stop 23

Santurce, Puerto Rico 00908

(787) 729-8200

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Lawrence Odell

Executive Vice President and General Counsel

First BanCorp.

1519 Ponce de León Avenue, Stop 23

Santurce, Puerto Rico 00908

(787) 729-8109

(Name, address, including zip code and telephone number, including area code, of agent for service)

With a Copy to:

Linda L. Griggs

Sean M. Donahue

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.        ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.        ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.        ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer	☒	Non-accelerated filer	☐	Smaller reporting company	☐
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION: Dated February 13, 2012

PRELIMINARY PROSPECTUS

Up to 186,151,814 Shares of Common Stock

This prospectus relates to the offer and sale of up to 186,151,814 shares (the “Shares”) of the common stock, $0.10 par value per share (“Common Stock”), of First BanCorp. (the “Corporation”) by the selling stockholders identified herein. We are registering the resale of 151,307,422 shares of Common Stock by certain institutional investors identified in this prospectus, 34,227,696 shares of Common Stock by the United States Department of the Treasury (the “U.S. Treasury”), and 616,696 shares by The Bank of Nova Scotia (“BNS” and, together with the institutional investors and the U.S. Treasury, the “Selling Stockholders”). The shares of Common Stock registered pursuant to this Registration Statement represent approximately 90% of the number of shares of Common Stock currently outstanding; of the shares being registered, 102,458,968 shares are beneficially owned by funds that have designated two directors to serve on our Board of Directors.

The Selling Stockholders may sell all or a portion of the shares of Common Stock from time to time, in amounts, at prices and on terms determined at the time of the offering. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 6 to read about factors you should consider before you make your investment decision.

Our Common Stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “FBP.” On February 10, 2012, the closing price of our Common Stock on the NYSE was $4.95 per share.

Neither the Securities and Exchange Commission nor any securities commission of any state or other jurisdiction has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency.

The date of this prospectus is

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

This prospectus and any applicable prospectus supplement are not offers to sell nor are they seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and any applicable prospectus supplement is complete and correct only as of the date on the front cover of such documents, regardless of the time of the delivery of such documents or any sale of these securities. In this prospectus, “First BanCorp,” the “Corporation,” “we,” “us,” and “our” refer to the consolidated operations of First BanCorp.

About This Prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”). When required, we will amend the registration statement or file prospectus supplements to update or change information contained in this prospectus. You should read both this prospectus or any amended prospectus and any prospectus supplement together with additional information described under the headings “Additional Information” and “Incorporation By Reference.”

Additional Information

As permitted by SEC rules, this prospectus omits certain information that is included in the registration statement and its exhibits. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these documents. If we have filed a contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement in this prospectus, including statements incorporated by reference as discussed below, regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public from the SEC’s website at http://www.sec.gov.

Incorporation by Reference

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means we can disclose important information to you by referring to these documents. The information included in the documents incorporated by reference is considered a part of this prospectus. The most recent information that we filed with the SEC automatically updated and superseded previously filed information.

We hereby incorporate by reference into this prospectus the following documents that we have filed with the SEC (Securities Exchange Act File No. 001-14793):

•	Our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on April 15, 2011;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011 filed with the SEC on May 16, 2011, August 15, 2011, and November 14, 2011, respectively;

•

Our Current Reports on Form 8-K filed with the SEC on January 10, 2011, January 31, 2011, February 15, 2011 with respect to Item 8.01 only, April 4, 2011, April 15, 2011, June 2, 2011, as amended on July 19, 2011 and July 21, 2011, June 23, 2011, June 29, 2011 (except with respect to Item 7.01), as amended on July 19, 2011 and July 21, 2011, July 19, 2011, August 12, 2011 (except with respect to Item 2.02 and Exhibit 99.1), August 24, 2011, September 12, 2011, September 28, 2011, October 5, 2011, October 7, 2011, October 11, 2011, October 13, 2011, as amended on November 2, 2011, November 1, 2011 (with respect to Item 5.02 only), December 13, 2011, and December 22, 2011; and

•

Our Definitive Proxy Statements on Schedule 14A filed with the SEC on July 21, 2011 and November 14, 2011 and our Additional Definitive Proxy Materials on Schedule 14A filed with the SEC on August 16, 2011, August 24, 2011, September 9, 2011, and November 23, 2011.

You may request a copy of these filings, other than an exhibit to a filing (unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing to us at the following address: First BanCorp., Attention: Lawrence Odell, Secretary, P.O. Box 9146, San Juan, Puerto Rico, 00908-0146. Telephone requests may be directed to: (787) 729-8109. E-mail requests may be directed to lawrence.odell@firstbankpr.com. You may also access this information on our website at www.firstbankpr.com by viewing the “SEC Filings” subsection of the “Investor Relations” menu. No additional information on our website is deemed to be part of or incorporated by reference into this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

SUMMARY

This summary does not contain all of the information you should consider before investing in our Common Stock. This prospectus includes or incorporates by reference information about the Shares the Selling Stockholders are offering as well as information regarding our business and financial condition. Before you decide to invest in our Common Stock, you should read the entire prospectus carefully, including the “Risk Factors” section and any information incorporated by reference herein.

OUR COMPANY

Founded in 1948, First BanCorp. is a diversified financial holding company headquartered in San Juan, Puerto Rico offering a full range of financial products to consumers and commercial customers through various subsidiaries. We are subject to regulation, supervision and examination by the Federal Reserve Bank of New York (the “FED” or “Federal Reserve”) and the Board of Governors of the Federal Reserve System. First BanCorp. was incorporated under the laws of the Commonwealth of Puerto Rico to serve as the bank holding company for FirstBank Puerto Rico (“FirstBank” or “the Bank”). We are a full-service provider of financial services and products with operations in Puerto Rico, the mainland United States (the “U.S.”), the United States Virgin Islands (the “USVI”) and the British Virgin Islands (the “BVI” and together with the USVI, the “Virgin Islands”).

As of September 30, 2011, we had total assets of $13.5 billion, total deposits of $10.7 billion and total stockholders’ equity of $986.8 million. On a pro forma basis reflecting the sale of 150 million shares of Common Stock on October 7, 2011, the conversion of the Corporation’s outstanding Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series G (the “Series G Preferred Stock”) into 32,941,797 shares of Common Stock on October 7, 2011, and our sale of 888,781 shares of Common Stock in our rights offering that expired on November 29, 2011, we had total assets of $13.9 billion and total stockholders’ equity of $1.5 billion.

We provide a wide range of financial services for retail, commercial and institutional clients. We control two wholly owned subsidiaries: FirstBank, a Puerto Rico-chartered commercial bank, and FirstBank Insurance Agency, Inc., a Puerto Rico-chartered insurance agency (“FirstBank Insurance Agency”).

FirstBank is subject to the supervision, examination and regulation of the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico (“OCIF”) and the FDIC. Deposits are insured through the FDIC Deposit Insurance Fund. In addition, within FirstBank, the operations in the USVI are subject to regulation and examination by the United States Virgin Islands Banking Board and, in the BVI, operations are subject to regulation by the British Virgin Islands Financial Services Commission. FirstBank Insurance Agency is subject to the supervision, examination and regulation of the Office of the Insurance Commissioner of the Commonwealth of Puerto Rico and operates six offices in Puerto Rico.

The Corporation entered into an agreement with the FED dated June 3, 2010 (the “Written Agreement”) and our subsidiary, FirstBank, agreed to an order issued by the FDIC and the OCIF dated June 2, 2010 (the “FDIC Order,” and together with the Agreement, the “Agreements”). Pursuant to these Agreements, the Corporation and FirstBank agreed to take certain actions designed to improve our financial condition. These actions include the adoption and implementation of various plans, procedures and policies related to our capital, lending activities, liquidity and funds management and strategy. In addition, the Order requires FirstBank to develop and adopt a plan to attain a leverage ratio of at least 8%, a Tier 1 capital to risk-weighted assets ratio of at least 10%, and a total capital to risk-weighted assets ratio of at least 12%, and obtain FDIC approval prior to issuing, increasing, renewing or rolling over brokered deposits. The Agreement also requires the Corporation to obtain the approval of the FED prior to paying dividends, receiving dividends from FirstBank, incurring, increasing or guaranteeing any debt, or purchasing or redeeming any stock; to comply with certain notice provisions prior to appointing any new directors or senior executive officers; and to comply with certain restrictions on severance payments and indemnification.

We have taken the following actions to comply with the Agreements:

•

In July 2010, the Corporation and FirstBank jointly submitted to the FDIC, OCIF and the FED a capital plan, which was revised in March 2011, setting forth how we planned to improve our capital positions to comply with the Agreements. Our issuance of Common Stock in exchange for shares of the Corporation’s preferred stock held by the U.S. Treasury and by public investors and our issuance of Common Stock in private transactions in October 2011, which implemented our capital plan, have significantly improved our capital position, which allows us to continue to pursue strategic initiatives and business objectives that will improve our financial condition.

•

We have deleveraged our balance sheet in order to preserve capital, principally by selling investments and loans and reducing the size of the loan portfolio through the non-renewal of matured commercial loans, mostly temporary loan facilities to the Puerto Rico government, the charge-off of portions of loans deemed uncollectible, and a decrease in loan originations, mainly in construction loans. We believe these steps have improved the quality of our loan portfolio, thereby improving our financial condition by reducing the level of problem loans that could require additional provisions for loan losses and affect the Corporation’s results of operations.

FirstBank conducts its business through its main office located in San Juan, Puerto Rico, forty-eight full service banking branches in Puerto Rico, fourteen full service banking branches in the Virgin Islands and ten branches in the State of Florida.

In addition to the banking operations of FirstBank, we provide, through directly or indirectly owned subsidiaries, small loan origination services, residential mortgage loan origination services, local municipal bond underwriting services and insurance services in Puerto Rico and the USVI.

THE OFFERING

The Selling Stockholders will offer the Shares for resale. Such shares were issued or are issuable in private transactions, as follows: (i) 150 million shares of Common Stock issued at a price of $3.50 per share to institutional investors on October 7, 2011 in a capital raise and 1,307,422 shares of Common Stock issuable to certain institutional investors upon the exercise of anti-dilution rights; (ii) 32,941,797 shares of Common Stock issued to the U.S. Treasury upon conversion of all of the Corporation’s outstanding Series G Preferred Stock, then held by the U.S. Treasury, on October 7, 2011 and 1,285,899 shares of Common Stock underlying an exercisable warrant held by the U.S. Treasury; and (iii) 616,696 shares of Common Stock issued to BNS on August 24, 2007 (number of shares reflects the 1-for-15 reverse stock split effected on January 7, 2011).

RECENT DEVELOPMENTS

There follows certain unaudited financial information as of and for the quarter ended December 31, 2011:

•	Net loss of $14.8 million.

•	Net interest income of $98.5 million, resulting in net interest margin of 2.94%.

•	Total assets of approximately $13.1 billion.

•	Total loans of $10.1 billion net of an allowance for loan and leases losses of $493.9 million.

•	Total liabilities of $11.7 billion.

•	Total deposits of $9.9 billion.

As a result of the completion of the capital raise, the rights offering and the conversion of the Series G Preferred Stock held by the U.S. Treasury into Common Stock in the fourth quarter of 2011, the Corporation’s total common equity increased to $1.4 billion as of December 31, 2011. The Corporation’s leverage, Tier 1 capital to risk-weighted assets, and total capital to risk-weighted assets ratios as of December 31, 2011 were 11.91%, 15.79% and 17.12%, respectively.

As of December 31, 2011, the Corporation and FirstBank were in compliance with the provisions of the Agreements.

SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

The following summary selected consolidated financial data summarizes our consolidated financial information as of and for each of the five years ended December 31, 2010 and for the interim periods ended September 30, 2011 and 2010. You should read the following financial data in conjunction with the information set forth under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes thereto included in our Annual Reports on Form 10-K for the years ended December 31, 2010, 2009 and 2008 and our report on Form 10-Q for the quarter ended September 30, 2011 from which this data is derived. For more information, see “Incorporation by Reference.” Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Nine Months ended September 30,		Year ended December 31,
	2011	2010	2010	2009	2008	2007	2006
		(In thousands, except per share and ratio results)
Summary of Operations
Interest income	$502,863	$639,880	$832,686	$996,574	$1,126,897	$1,189,247	$1,288,813
Interest expense	207,894	290,253	371,011	477,532	599,016	738,231	845,119
Net interest income	294,969	349,627	461,675	519,042	527,881	451,016	443,694
Provision for loan and lease losses	194,362	438,240	634,587	579,858	190,948	120,610	74,991
Net interest income (loss) after provision for loan and lease losses	100,607	(88,613)	(172,912)	(60,816)	336,933	330,406	368,703
Non-interest income	93,311	104,117	117,903	142,264	74,643	67,156	31,336
Operating expenses	252,228	278,655	366,158	352,101	333,371	307,843	287,963
Income tax (expense) benefit	(9,080)	(9,721)	(103,141)	(4,534)	31,732	(21,583)	(27,442)
Net (loss) income	(67,390)	(272,872)	(524,308)	(275,187)	109,937	68,136	84,634
Net (loss) income attributable to common stockholders-basic	(88,785)	147,826	(122,045)	(322,075)	69,661	27,860	44,358
Net (loss) income attributable to common stockholders-diluted	(88,785)	153,452	(122,045)	(322,075)	69,661	27,860	44,358
Selected Financial Data at Period-End
Total assets	13,475,572	16,678,879	15,593,077	19,628,448	19,491,268	17,186,931	17,390,256
Total loans	10,646,747	12,189,222	11,956,202	13,949,226	13,088,292	11,799,746	11,263,980
Deposits	10,657,311	12,543,567	12,059,110	12,669,047	13,057,430	11,034,521	11,004,287
Stockholders’ equity	986,847	1,321,979	1,057,959	1,599,063	1,548,117	1,421,646	1,229,553
Performance Ratios
Return on average common equity	(19.83)%	(62.75)%	(80.07)%	(34.07)%	7.89%	3.59%	6.85%
Return on average assets	(0.62)	(1.98)	(2.93)	(1.39)	0.59	0.40	0.44
Net interest margin (taxable equivalent basis)	2.81	2.74	2.77	2.93	3.20	2.83	2.84
Capital Ratios
Tier 1 risk-based capital	11.07%	11.96%	10.73%	12.16%	11.55%	12.61%	11.06%
Total risk-based capital	12.39	13.26	12.02	13.44	12.80	13.86	12.25
Tier 1 leverage ratio	8.41	8.34	7.57	8.91	8.30	9.29	7.82
Credit Quality Data
Non-performing loans held for investment to total loans held for investment	11.13%	12.36%	10.63%	11.23%	4.49%	3.50%	2.24%
Net charge offs to average loans held-in-portfolio	2.72	3.67	4.76	2.48	0.87	0.79	0.55
Allowance for loan losses to non-performing loans held for investment	43.90	40.41	44.64	33.77	47.95	46.04	62.79
Allowance for loan losses to year end loans receivable	4.89	5.00	4.74	3.79	2.15	1.61	1.41
Book value per share(1)	$26.12	$42.72	$29.71	$108.70	$161.76	$141.32	$122.42

(1)	Per share data for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 and for the interim period ended September 30, 2010 has been adjusted to retroactively reflect the 1-for-15 reverse stock split effected on January 7, 2011.

SUMMARY SELECTED PRO FORMA DATA

There follows selected pro forma data that gives effect to our sale of 150 million shares of Common Stock at $3.50 per share in the capital raise that was completed on October 7, 2011, the conversion of the Corporation’s then outstanding Series G Preferred Stock into 32,941,797 shares of Common Stock on October 7, 2011, and the issuance of 888,781 shares of Common Stock at a price of $3.50 per share in the rights offering that expired on November 29, 2011.

	Nine Months Ended September 30, 2011		Year Ended December 31, 2010
	Actual	Pro forma(1)	Actual	Pro forma(1)
	(in thousands, except for per share data and ratios)		(in thousands, except for per share data and ratios)
Net (loss) income per common share	$(4.17)	$0.92	$(10.79)	$0.75
Total assets	$13,475,572	$13,942,646	$15,593,077	$16,060,151
Stockholders’ equity	$986,847	$1,453,921	$1,057,959	$1,525,033
Capital Ratios:
Total capital (Total capital to risk-weighted assets)	12.39%	16.87%	12.02%	16.00%
Tier 1 capital ratio (Tier 1 capital to risk-weighted assets)	11.07%	15.55%	10.73%	14.71%
Leverage ratio (Tier 1 capital to average assets)	8.41%	11.43%	7.57%	10.17%
Tangible common equity ratio (tangible common equity to tangible assets)	3.84%	9.71%	3.80%	8.86%
Tier 1 common equity to risk-weighted assets ratio	4.79%	12.79%	5.01%	12.20%
Book value per common share	$26.12	$6.78	$29.71	$7.13

(1)	Also reflects one-time adjustment to stockholders’ equity of $277.8 million for the nine-month period ended September 30, 2011 and $272.4 million for the year ended December 31, 2010, which represent the excess of the carrying value of the Series G Preferred Stock over the fair value of the new shares of Common Stock issued as part of the conversion of the Series G Preferred Stock into Common Stock on October 7, 2011.

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. Before you decide to invest in our Common Stock, you should consider carefully the risks described below, together with the other information contained in or incorporated by reference into this prospectus, including our financial statements and the related notes thereto. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our Common Stock could decline, and you could lose all or part of your investment.

RISKS RELATING TO THE CORPORATION’S BUSINESS

FirstBank is operating under the order dated June 2, 2010 that FirstBank entered into with the FDIC and OCIF and we are operating under the written agreement dated June 3, 2010 entered into with the FED.

On June 4, 2010, we announced that FirstBank agreed to the FDIC Order, dated as of June 2, 2010, issued by the FDIC and OCIF, and we entered into the Agreement, dated as of June 3, 2010, with the Federal Reserve. The Agreements stem from the FDIC’s examination as of the period ended June 30, 2009 conducted during the second half of 2009. Although our regulatory capital ratios exceeded the required established minimum capital ratios for a “well-capitalized” institution as of September 30, 2011, and we raised $525 million in the capital raise because of the Order, FirstBank cannot be regarded as “well-capitalized” as of September 30, 2011 because of the FDIC Order.

Under the FDIC Order, FirstBank has agreed to address specific areas of concern to the FDIC and OCIF through the adoption and implementation of procedures, plans and policies designed to improve the safety and soundness of FirstBank. These actions include, among others: (1) having and retaining qualified management; (2) increased participation in the affairs of FirstBank by its board of directors; (3) development and implementation by FirstBank of a capital plan to attain a leverage ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 10% and a total risk-based capital ratio of at least 12%; (4) adoption and implementation of strategic, liquidity and fund management and profit and budget plans and related projects within certain timetables set forth in the Order and on an ongoing basis; (5) adoption and implementation of plans for reducing FirstBank’s positions in certain classified assets and delinquent and non-accrual loans; (6) refraining from lending to delinquent or classified borrowers already obligated to FirstBank on any extensions of credit so long as such credit remains uncollected, except where FirstBank’s failure to extend further credit to a particular borrower would be detrimental to the best interests of FirstBank, and any such additional credit is approved by FirstBank’s board of directors; (7) refraining from accepting, increasing, renewing or rolling over brokered certificates of deposit (“CDs”) without the prior written approval of the FDIC; (8) establishment of a comprehensive policy and methodology for determining the allowance for loan and lease losses and the review and revision of FirstBank’s loan policies, including the non-accrual policy; and (9) adoption and implementation of adequate and effective programs of independent loan review, appraisal compliance and an effective policy for managing FirstBank’s sensitivity to interest rate risk.

The Written Agreement, which is designed to enhance our ability to act as a source of strength to FirstBank, requires that we obtain prior Federal Reserve approval before declaring or paying dividends, receiving dividends from FirstBank, making payments on subordinated debt or trust preferred securities, incurring, increasing or guaranteeing debt (whether such debt is incurred, increased or guaranteed, directly or indirectly, by us or any of our non-banking subsidiaries) or purchasing or redeeming any capital stock. The Written Agreement also requires us to submit to the Federal Reserve a capital plan and progress reports, comply with certain notice provisions prior to appointing new directors or senior executive officers and comply with certain payment restrictions on severance payments and indemnification restrictions.

We anticipate that we will need to continue to dedicate significant resources to our efforts to comply with the Agreements, which may increase operational costs or adversely affect the amount of time our management has to conduct our operations. If we need to continue to recognize significant reserves, we and FirstBank may not be able to comply with the minimum capital requirements included in the capital plans required by the Agreements.

If we fail to comply with the Agreements in the future, we may become subject to additional regulatory enforcement action up to and including the appointment of a conservator or receiver for FirstBank.

We have experienced net losses for eleven consecutive quarters and there is no assurance that our high level of non-performing loans will not adversely affect our results from operations.

We have not realized net income since the quarter ended March 31, 2009. Furthermore, even though our level of non-performing loans has decreased for seven consecutive quarters, we still have $1.14 billion in non-performing loans. This $1.14 billion in non-performing loans represents approximately 10.76% of our $10.58 billion loan portfolio. Consequently, this high level of non-performing loans may continue to adversely affect our results from operations.

Certain funding sources may not be available to us and our funding sources may prove insufficient and/or costlier to replace deposits and support future growth.

FirstBank relies primarily on its issuance of brokered CDs, as well as customer deposits and advances from the Federal Home Loan Bank, to maintain its lending activities and to replace certain maturing liabilities. As of September 30, 2011, we had $4.5 billion in brokered CDs outstanding, representing approximately 42% of our total deposits, and a reduction of $1.8 billion at year end 2010. Approximately $924.8 million in brokered CDs mature in the fourth quarter of 2011, and the average term to maturity of the retail brokered CDs outstanding as of September 30, 2011 was approximately 1 year. Approximately 0.6% of the principal value of these CDs is callable at our option.

Although FirstBank has historically been able to replace maturing deposits and advances, we may not be able to replace these funds in the future if our financial condition or general market conditions were to change or the FDIC did not approve our request to issue brokered CDs as required by the Order. The Order requires FirstBank to obtain FDIC approval prior to issuing, increasing, renewing or rolling over brokered CDs and to develop a plan to reduce its reliance on brokered CDs. Although the FDIC has issued temporary approvals permitting FirstBank to renew and/or roll over certain amounts of brokered CDs maturing in the past, the FDIC may not continue to issue such approvals, even if the requests are consistent with our plans to reduce the reliance on brokered CDs, and, even if issued, such approvals may not be for amounts of brokered CDs sufficient for FirstBank to meet its funding needs. We have received approval from the FDIC to issue brokered CDs through March 31, 2012. The use of brokered CDs has been particularly important for the funding of our operations. If we are unable to issue brokered CDs, or are unable to maintain access to our other funding sources, our results of operations and liquidity would be adversely affected.

Alternate sources of funding may carry higher costs than sources currently utilized. If we are required to rely more heavily on more expensive funding sources, profitability would be adversely affected. Although we consider currently available funding sources to be adequate for our liquidity needs. we may seek additional debt financing in the future to achieve our long-term business objectives. Any additional debt financing requires the prior approval from the Federal Reserve, and the Federal Reserve may not approve such additional debt. Additional borrowings, if sought, may not be available to us or on acceptable terms. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, our credit ratings and our credit capacity. If additional financing sources are unavailable or are not available on acceptable terms, our profitability and future prospects could be adversely affected.

We depend on cash dividends from FirstBank to meet our cash obligations, but the Written Agreement with the Federal Reserve prohibits the receipt of such dividends without prior Federal Reserve approval, which may adversely affect our ability to fulfill our obligations.

As a holding company, dividends from FirstBank have provided a substantial portion of our cash flow used to service the interest payments on our trust preferred securities and other obligations. As outlined in the Written Agreement, we cannot receive any cash dividends from FirstBank without prior written approval of the Federal Reserve. Our inability to receive approval from the Federal Reserve to receive needed dividends from FirstBank would adversely affect our ability to fulfill our obligations at that time.

We cannot pay interest, principal or other sums on subordinated debentures or trust preferred securities without prior Federal Reserve approval, which could result in a default.

The Written Agreement provides that we cannot declare or pay any dividends or make any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities without prior written approval of the Federal Reserve. With respect to our $231.9 million of outstanding subordinated debentures, we had elected to defer the interest payments that were due in September and December 2010 and in March, June and September 2011. Although we recently obtained approval from the Federal Reserve to make all distributions of interest for interest extension periods previously deferred and to pay the December 2011 interest payment, future interest payments are subject to Federal Reserve approval.

Under the indentures, we have the right, from time to time, and without causing an event of default, to defer payments of interest on the subordinated debentures by extending the interest payment period at any time and from time to time during the term of the subordinated debentures for up to twenty consecutive quarterly periods. We may elect extension periods for future quarterly interest payments if the Federal Reserve advises us that it will not approve such future quarterly interest payments. Our inability to receive approval from the Federal Reserve to make distributions of interest, principal or other sums on our trust preferred securities and subordinated debentures could result in a default under those obligations if we need to defer such payments for longer than twenty consecutive quarterly periods.

Credit quality may result in additional losses.

The quality of our credits has continued to be under pressure as a result of continued recessionary conditions in the markets we serve that have led to, among other things, higher unemployment levels, much lower absorption rates for new residential construction projects and further declines in property values. Our business depends on the creditworthiness of our customers and counterparties and the value of the assets securing our loans or underlying our investments. When the credit quality of the customer base materially decreases or the risk profile of a market, industry or group of customers changes materially, our business, financial condition, allowance levels, asset impairments, liquidity, capital and results of operations are adversely affected.

We have a significant construction loan portfolio held for investment, in the amount of $473.8 million as of September 30, 2011, mostly secured by commercial and residential real estate properties. Due to their nature, these loans entail a higher credit risk than consumer and residential mortgage loans, since they are larger in size, concentrate more risk in a single borrower and are generally more sensitive to economic downturns. Although we ceased new originations of construction loans, decreasing collateral values, difficult economic conditions and numerous other factors continue to create volatility in the housing markets and have increased the possibility that additional losses may have to be recognized with respect to our current nonperforming assets. Furthermore, given the slowdown in the real estate market, the properties securing these loans may be difficult to dispose of if they are foreclosed. Although we have taken a number of steps to reduce our credit exposure, as of September 30, 2011, we still had $270.4 million in nonperforming construction loans held for investment and it is possible that we will continue to incur credit losses over the near term, which would adversely impact our overall financial performance and results of operations.

Our allowance for loan losses may not be adequate to cover actual losses, and we may be required to materially increase our allowance, which may adversely affect our capital, financial condition and results of operations.

We are subject to the risk of loss from loan defaults and foreclosures with respect to the loans we originate. We establish a provision for loan losses, which leads to reductions in our income from operations, in order to maintain our allowance for inherent loan losses at a level which our management deems to be appropriate based upon an assessment of the quality of the loan portfolio. Although our management strives to utilize its best judgment in providing for loan losses, our management may fail to accurately estimate the level of inherent loan losses or may have to increase our provision for loan losses in the future as a result of new information regarding existing loans, future increases in non-performing loans, changes in economic and other conditions affecting borrowers or for other reasons beyond our control. In addition, bank regulatory agencies periodically review the adequacy of our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of additional classified loans and loan charge-offs, based on judgments different than those of our management.

While we have substantially increased our allowance for loan and lease losses over the past few years, we may have to continue to recognize additional provisions to cover future credit losses in the portfolio. The level of the allowance reflects management’s estimates based upon various assumptions and judgments as to specific credit risks, evaluation of industry concentrations, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan and lease losses inherently involves a high degree of subjectivity and requires management to make significant estimates and judgments regarding current credit risks and future trends, all of which may undergo material changes. If our estimates prove to be incorrect, our allowance for credit losses may not be sufficient to cover losses in our loan portfolio and our expense relating to the additional provision for credit losses could increase substantially.

Any such increases in our provision for loan losses or any loan losses in excess of our provision for loan losses would have an adverse effect on our future financial condition and results of operations. Given the difficulties facing some of our largest borrowers, these borrowers may fail to continue to repay their loans on a timely basis or we may not be able to assess accurately any risk of loss from the loans to these borrowers.

Changes in collateral values of properties located in stagnant or distressed economies may require increased reserves.

Substantially all of our loan portfolio is located within the boundaries of the U.S. economy. Whether the collateral is located in Puerto Rico, the USVI, the BVI or the U.S. mainland, the performance of our loan portfolio and the collateral value backing the transactions are dependent upon the performance of and conditions within each specific real estate market. Puerto Rico entered its sixth-straight year of economic recession in March 2011. Sustained weak economic conditions that have affected Puerto Rico and the United States over the last several years have resulted in declines in collateral values. We measure the impairment based on the fair value of the collateral, if collateral dependent, which is generally obtained from appraisals. Updated appraisals are obtained when we determine that loans are impaired and are updated annually thereafter. In addition, appraisals are also obtained for certain residential mortgage loans on a spot basis based on specific characteristics such as delinquency levels, age of the appraisal and loan-to-value ratios. The appraised value of the collateral may decrease or we may not be able to recover collateral at its appraised value. A significant decline in collateral valuations for collateral dependent loans may require increases in our specific provision for loan losses and an increase in the general valuation allowance. Any such increase would have an adverse effect on our future financial condition and results of operations.

Interest rate shifts may reduce net interest income.

Shifts in short-term interest rates may reduce net interest income, which is the principal component of our earnings. Net interest income is the difference between the amounts received by us on our interest-earning assets and the interest paid by us on our interest-bearing liabilities. When interest rates rise, the rate of interest we pay on our liabilities rises more quickly than the rate of interest that we receive on our interest-bearing assets, which may cause our profits to decrease.

Increases in interest rates may reduce the value of holdings of securities.

Fixed-rate securities acquired by us are generally subject to decreases in market value when interest rates rise, which may require recognition of a loss (e.g., the identification of an other-than-temporary impairment on our available-for-sale or held-to-maturity investments portfolio), thereby adversely affecting our results of operations. Market-related reductions in value also influence our ability to finance these securities.

Increases in interest rates may reduce demand for mortgage and other loans.

Higher interest rates increase the cost of mortgage and other loans to consumers and businesses and may reduce demand for such loans, which may negatively impact our profits by reducing the amount of loan interest income.

Accelerated prepayments may adversely affect net interest income.

Net interest income of future periods will be affected by our decision to deleverage our investment securities portfolio to preserve our capital position. Also, net interest income could be affected by prepayments of mortgage-backed securities. Acceleration in the prepayments of mortgage-backed securities would lower yields on these securities, as the amortization of premiums paid upon acquisition of these securities would accelerate. Conversely, acceleration in the prepayments of mortgage-backed securities would increase yields on securities purchased at a discount, as the amortization of the discount would accelerate. These risks are directly linked to future period market interest rate fluctuations. Also, net interest income in future periods might be affected by our investment in callable securities.

Changes in interest rates may reduce net interest income due to basis risk.

Basis risk is the risk of adverse consequences resulting from unequal changes in the difference, also referred to as the “spread,” between two or more rates for different instruments with the same maturity and occurs when market rates for different financial instruments or the indices used to price assets and liabilities change at different times or by different amounts. The interest expense for liability instruments such as brokered CDs may change by the same amount as interest income received from loans or investments. To the extent that the interest rates on loans and borrowings change at different speeds and by different amounts, the margin between our LIBOR-based assets and the higher cost of the brokered CDs may compress and adversely affect net interest income.

If all or a significant portion of the unrealized losses in our investment securities portfolio on our consolidated balance sheet is determined to be other-than-temporarily impaired, we would recognize a material charge to our earnings and our capital ratios would be adversely affected.

For the years ended December 31, 2009 and 2010, and for the first nine months of 2011, we recognized a total of $1.7 million, $1.2 million, and $0.96 million, respectively, in other-than-temporary impairments. To the extent that any portion of the unrealized losses in our investment securities portfolio is determined to be other-than-temporary and, in the case of debt securities, the loss is related to credit factors, we would recognize a charge to earnings in the quarter during which such determination is made and capital ratios could be adversely affected. Even if we do not determine that the unrealized losses associated with this portfolio require an impairment charge, increases in these unrealized losses adversely affect our tangible common equity ratio, which may adversely affect credit rating agency and investor sentiment towards us. This negative perception also may adversely affect our ability to access the capital markets or might increase our cost of capital. Valuation and other-than-temporary impairment determinations will continue to be affected by external market factors including default rates, severity rates and macro-economic factors.

Downgrades in our credit ratings could further increase the cost of borrowing funds.

The Corporation’s ability to access new non-deposit sources of funding could be adversely affected by downgrades in our credit ratings. The Corporation’s liquidity is contingent upon its ability to obtain new external sources of funding to finance its operations. The Corporation’s current credit ratings and any downgrades in such credit ratings can hinder the Corporation’s access to external funding and/or cause external funding to be more expensive, which could in turn adversely affect results of operations. Also, changes in credit ratings may further affect the fair value of certain liabilities and unsecured derivatives that consider the Corporation’s own credit risk as part of the valuation.

Our controls and procedures may fail or be circumvented, our risk management policies and procedures may be inadequate and operational risk could adversely affect our consolidated results of operations.

We may fail to identify and manage risks related to a variety of aspects of our business, including, but not limited to, operational risk, interest-rate risk, trading risk, fiduciary risk, legal and compliance risk, liquidity risk and credit risk. We have adopted and periodically improved various controls, procedures, policies and systems to monitor and manage risk. Any improvements to our controls, procedures, policies and systems, however, may not be adequate to identify and manage the risks in our various businesses. If our risk framework is ineffective, either because it fails to keep pace with changes in the financial markets or our businesses or for other reasons, we could incur losses or suffer reputational damage or find ourselves out of compliance with applicable regulatory mandates or expectations.

We may also be subject to disruptions from external events that are wholly or partially beyond our control, which could cause delays or disruptions to operational functions, including information processing and financial market settlement functions. In addition, our customers, vendors and counterparties could suffer from such events. Should these events affect us, or the customers, vendors or counterparties with which we conduct business, our consolidated results of operations could be negatively affected. When we record balance sheet reserves for probable loss contingencies related to operational losses, we may be unable to accurately estimate our potential exposure, and any reserves we establish to cover operational losses may not be sufficient to cover our actual financial exposure, which may have a material impact on our consolidated results of operations or financial condition for the periods in which we recognize the losses.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled people we need to support our business.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in most activities in which we engage can be intense, and we may not be able to hire people or retain them, particularly in light of uncertainty concerning evolving compensation restrictions applicable to banks but not applicable to other financial services firms. The unexpected loss of services of one or more of our key personnel could adversely affect our business because of the loss of their skills, knowledge of our markets and years of industry experience and, in some cases, because of the difficulty of promptly finding qualified replacement personnel. Similarly, the loss of key employees, either individually or as a group, can adversely affect our customers’ perception of our ability to continue to manage certain types of investment management mandates.

Further increases in the FDIC deposit insurance premium or required reserves may have a significant financial impact on us.

The FDIC insures deposits at FDIC-insured depository institutions up to certain limits. The FDIC charges insured depository institutions premiums to maintain the Deposit Insurance Fund (the “DIF”). Current economic conditions during the last few years have resulted in higher bank failures and expectations of future bank failures. In the event of a bank failure, the FDIC takes control of a failed bank and ensures payment of deposits up to insured limits (which have recently been increased)

using the resources of the DIF. The FDIC is required by law to maintain adequate funding of the DIF, and the FDIC may increase premium assessments to maintain such funding.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) signed into law on July 21, 2010 requires the FDIC to increase the DIF’s reserves against future losses, which will necessitate increased deposit insurance premiums that are to be borne primarily by institutions with assets of greater than $10 billion. On October 19, 2010, the FDIC addressed plans to bolster the DIF by increasing the required reserve ratio for the industry to 1.35 percent (ratio of reserves to insured deposits) by September 30, 2020, as required by the Dodd-Frank Act. The FDIC also proposed to raise its industry target ratio of reserves to insured deposits to 2 percent, 65 basis points above the statutory minimum, but the FDIC does not project that goal to be met until 2027.

The FDIC has recently approved two rules that amend its deposit insurance assessment regulations. The first rule implements a provision in the Dodd-Frank Act that changes the assessment base for deposit insurance premiums from one based on domestic deposits to one based on average consolidated total assets minus average Tier 1 capital. The rule also changes the assessment rate schedules for insured depository institutions so that approximately the same amount of revenue would be collected under the new assessment base as would be collected under the current rate schedule and the schedules previously proposed by the FDIC. The second rule revises the risk-based assessment system for all large insured depository institutions (generally, institutions with at least $10 billion in total assets, such as FirstBank). Under the rule, the FDIC uses a scorecard method to calculate assessment rates for all such institutions.

The FDIC may further increase FirstBank’s premiums or impose additional assessments or prepayment requirements in the future. The Dodd-Frank Act has removed the statutory cap for the reserve ratio, leaving the FDIC free to set this cap going forward.

Losses in the value of investments in entities that the Corporation does not control could have an adverse effect on the Corporation’s financial condition or results of operations.

The corporation has investments in entities that it does not control, including a 35% ownership interest in CPG/GS PR NPL, LLC (“CPG/GS”), organized under the laws of the Commonwealth of Puerto Rico. CPG/GS is seeking to maximize the recovery of its investment in loans that it acquired from Firstbank. The Corporation’s 35% interest in CPG/GS is subordinated to the interest of the majority investor in CPG/GS, which is entitled to recover its investment and receive a priority 12% return on its invested capital. The Corporation’s equity interest of $41.7 million is also subordinated to the aggregate amount of its loans to CPG/GS in the amount of $208.1 million as of September 30, 2011.

The Corporation’s interests in CPG/GS and other entities that it does not control preclude it from exercising control over the business strategy or other operational aspects of these entities. The Corporation cannot provide assurance that these entities will operate in a manner that will increase the value of the Corporation’s investments, that the Corporation’s proportionate share of income or losses from these entities will continue at the current level in the future or that the Corporation will not incur losses from the holding of such investments. Losses in the values of such investments could adversely affect the Corporation’s results of operations.

We may not be able to recover all assets pledged to Lehman Brothers Special Financing, Inc.

Lehman Brothers Special Financing, Inc. (“Lehman”) was the counterparty to First BanCorp on certain interest rate swap agreements. During the third quarter of 2008, Lehman failed to pay the scheduled net cash settlement due to us, which constituted an event of default under those interest rate swap agreements. We terminated all interest rate swaps with Lehman and replaced them with other counterparties under similar terms and conditions. In connection with the unpaid net cash settlement due as of September 30, 2011 under the swap agreements, we have an unsecured counterparty exposure with Lehman, which filed for bankruptcy on October 3, 2008, of approximately $1.4 million. This exposure was reserved in the third quarter of 2008. We had pledged collateral of $63.6 million with Lehman to guarantee our performance under the swap agreements in the event payment thereunder was required.

The book value of pledged securities with Lehman as of September 30, 2011 amounted to approximately $64.5 million. We believe that the securities pledged as collateral should not be part of the Lehman bankruptcy estate given the facts that the posted collateral constituted a performance guarantee under the swap agreements and was not part of a financing agreement, and that ownership of the securities was never transferred to Lehman. Upon termination of the interest rate swap agreements, Lehman’s obligation was to return the collateral to us. During the fourth quarter of 2009, we discovered that Lehman Brothers,

Inc., acting as agent of Lehman, had deposited the securities in a custodial account at JP Morgan Chase, and that, shortly before the filing of the Lehman bankruptcy proceedings, it had provided instructions to have most of the securities transferred to Barclays Capital (“Barclays”) in New York. After Barclays’s refusal to turn over the securities, during December 2009, we filed a lawsuit against Barclays in federal court in New York demanding the return of the securities. During February 2010, Barclays filed a motion with the court requesting that our claim be dismissed on the grounds that the allegations of the complaint are not sufficient to justify the granting of the remedies therein sought. Shortly thereafter, we filed our opposition motion. A hearing on the motions was held in court on April 28, 2010. The court, on that date, after hearing the arguments by both sides, concluded that our equitable-based causes of action, upon which the return of the investment securities is being demanded, contain allegations that sufficiently plead facts warranting the denial of Barclays’ motion to dismiss our claim. Accordingly, the judge ordered the case to proceed to trial.

Subsequent to the court decision, the district court judge transferred the case to the Lehman bankruptcy court for trial. Upon such transfer, the Bankruptcy court began to entertain the pre-trial procedures including discovery of evidence. In this regard, an initial scheduling conference was held before the United States Bankruptcy Court for the Southern District of New York on November 17, 2010, at which time a proposed case management plan was approved. Discovery has commenced pursuant to that case management plan and is currently scheduled for completion by March 31, 2012, but this timing is subject to adjustment. While we believe we have valid reasons to support our claim for the return of the securities, we may not succeed in our litigation against Barclays to recover all or a substantial portion of the securities.

Additionally, we continue to pursue our claim filed in January 2009 in the proceedings under the Securities Protection Act with regard to Lehman Brothers Incorporated in Bankruptcy Court, Southern District of New York. An estimated loss was not accrued as we are unable to determine the timing of the claim resolution or whether we will succeed in recovering all or a substantial portion of the collateral or its equivalent value. If additional relevant negative facts become available in future periods, a need to recognize a partial or full reserve of this claim may arise. Considering that the investment securities have not yet been recovered by us, despite our efforts in this regard, we decided to classify such investments as non-performing during the second quarter of 2009.

Our businesses may be adversely affected by litigation.

From time to time, our customers, or the government on their behalf, may make claims and take legal action relating to our performance of fiduciary or contractual responsibilities. We may also face employment lawsuits or other legal claims. In any such claims or actions, demands for substantial monetary damages may be asserted against us resulting in financial liability or an adverse effect on our reputation among investors or on customer demand for our products and services. We may be unable to accurately estimate our exposure to litigation risk when we record balance sheet reserves for probable loss contingencies. As a result, any reserves we establish to cover any settlements or judgments may not be sufficient to cover our actual financial exposure, which may have a material impact on our consolidated results of operations or financial condition.

In the ordinary course of our business, we are also subject to various regulatory, governmental and law enforcement inquiries, investigations and subpoenas. These may be directed generally to participants in the businesses in which we are involved or may be specifically directed at us. In regulatory enforcement matters, claims for disgorgement, the imposition of penalties and the imposition of other remedial sanctions are possible.

The resolution of legal actions or regulatory matters, if unfavorable, could have a material adverse effect on our consolidated results of operations for the quarter in which such actions or matters are resolved or a reserve is established.

Our businesses may be negatively affected by adverse publicity or other reputational harm.

Our relationships with many of our customers are predicated upon our reputation as a fiduciary and a service provider that adheres to the highest standards of ethics, service quality and regulatory compliance. Adverse publicity, regulatory actions, like the Agreements, litigation, operational failures, the failure to meet customer expectations and other issues with respect to one or more of our businesses could materially and adversely affect our reputation, ability to attract and retain customers or obtain sources of funding for the same or other businesses. Preserving and enhancing our reputation also depends on maintaining systems and procedures that address known risks and regulatory requirements, as well as our ability to identify and mitigate additional risks that arise due to changes in our businesses, the market places in which we operate, the regulatory environment and customer expectations. If any of these developments has a material adverse effect on our reputation, our business will suffer.

Changes in accounting standards issued by the Financial Accounting Standards Board or other standard-setting bodies may adversely affect our financial statements.

Our financial statements are subject to the application of U.S. Generally Accepted Accounting Principles (“GAAP”), which is periodically revised and expanded. Accordingly, from time to time, we are required to adopt new or revised accounting standards issued by the Financial Accounting Standards Board. Market conditions have prompted accounting standard setters to promulgate new requirements that further interpret or seek to revise accounting pronouncements related to financial instruments, structures or transactions as well as to revise standards to expand disclosures. The impact of accounting pronouncements that have been issued but not yet implemented is disclosed in footnotes to our financial statements, which are incorporated herein by reference. An assessment of proposed standards is not provided as such proposals are subject to change through the exposure process and, therefore, the effects on our financial statements cannot be meaningfully assessed. It is possible that future accounting standards that we are required to adopt could change the current accounting treatment that we apply to our consolidated financial statements and that such changes could have a material adverse effect on our financial condition and results of operations.

Any impairment of our goodwill or amortizable intangible assets may adversely affect our operating results.

If our goodwill or amortizable intangible assets become impaired, we may be required to record a significant charge to earnings. Under GAAP, we review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

Goodwill is tested for impairment at least annually. Factors that may be considered a change in circumstances, indicating that the carrying value of the goodwill or amortizable intangible assets may not be recoverable, include reduced future cash flow estimates and slower growth rates in the industry.

The goodwill impairment evaluation process requires us to make estimates and assumptions with regards to the fair value of our reporting units. Actual values may differ significantly from these estimates. Such differences could result in future impairment of goodwill that would, in turn, negatively impact our results of operations and the reporting unit where the goodwill is recorded.

We conducted our annual evaluation of goodwill during the fourth quarter of 2010. This evaluation is a two-step process. The Step 1 evaluation of goodwill allocated to the Florida reporting unit, which is one level below the United States Operations segment, indicated potential impairment of goodwill. The Step 1 fair value for the unit was below the carrying amount of its equity book value as of the October 1, 2010 valuation date, requiring the completion of Step 2. Step 2 required a valuation of all assets and liabilities of the Florida unit, including any recognized and unrecognized intangible assets, to determine the fair value of net assets. To complete Step 2, we subtracted from the unit’s Step 1 fair value the determined fair value of the net assets to arrive at the implied fair value of goodwill. The results of the Step 2 analysis indicated that the implied fair value of goodwill exceeded the goodwill carrying value of $27 million, resulting in no goodwill impairment. If we are required to record a charge to earnings in our consolidated financial statements because an impairment of the goodwill or amortizable intangible assets is determined, our results of operations could be adversely affected.

The Corporation’s judgments regarding accounting policies and the resolution of tax disputes may impact the Corporation’s earnings and cash flow.

Significant judgment is required in determining the Corporation’s effective tax rate and in evaluating its tax positions. The Corporation provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement criteria prescribed by applicable accounting standards.

Fluctuations in federal, state, local and foreign taxes or a change to uncertain tax positions, including related interest and penalties, may impact the Corporation’s effective tax rate. When particular tax matters arise, a number of years may elapse before such matters are audited and finally resolved. In addition, tax positions may be challenged by the Internal Revenue Service (“IRS”) and the tax authorities in the jurisdictions in which we operate and we may estimate and provide for potential liabilities that may arise out of tax audits to the extent that uncertain tax positions fail to meet the recognition standard under Accounting Standard Codification Topic 740. Unfavorable resolution of any tax matter could increase the effective tax rate and could result in material increase in our tax expense. Any resolution of a tax issue may require the use of cash in the year of resolution.

Our ability to use net operating loss carryforwards to reduce future tax payments may be limited or restricted.

We have generated significant net operating losses (“NOLs”) as a result of our recent losses. We generally are able to carry NOLs forward to reduce taxable income for the subsequent 7 years (10 years with respect to losses incurred during taxable years 2005 through 2012). The realization of the deferred tax assets ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under the tax law. If we do not generate sufficient taxable income we will lose some of our NOLs.

We must respond to rapid technological changes, and these changes may be more difficult or expensive than anticipated.

If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing product and service offerings, technology and systems may become obsolete. Further, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations. The financial services industry is changing rapidly and, in order to remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies. These changes may be more difficult or expensive than we anticipate.

RISKS RELATED TO BUSINESS ENVIRONMENT AND OUR INDUSTRY

Difficult market conditions have affected the financial industry and may adversely affect us in the future.

Given that most of our business is in Puerto Rico and the United States and given the degree of interrelation between Puerto Rico’s economy and that of the United States, we are exposed to downturns in the U.S. economy. Dramatic declines in the U.S. housing market over the past few years, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans , credit default swaps and other derivatives of cash securities, and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as major commercial banks and investment banks. These write-downs have caused many financial institutions to seek additional capital from private and government entities, merge with larger and stronger financial institutions and, in some cases, fail.

Reflecting concern about the stability of the financial markets in general and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, erosion of consumer confidence, increased market volatility and widespread reduction of business activity in general. The resulting economic pressure on consumers and erosion of confidence in the financial markets have already adversely affected our industry and may adversely affect our business, financial condition and results of operations. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and other financial institutions. In particular, we may face the following risks in connection with these events:

•	Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage, and underwrite the loans become less predictive of future behaviors.

•

The models used to estimate losses inherent in the credit exposure require difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of the borrowers to repay their loans, which may no longer be capable of accurate estimation and which may, in turn, impact the reliability of the models.

•

Our ability to borrow from other financial institutions or to engage in sales of mortgage loans to third parties (including mortgage loan securitization transactions with government-sponsored entities and repurchase agreements) on favorable terms, or at all, could be adversely affected by further disruptions in the capital markets or other events, including deteriorating investor expectations.

•	Competitive dynamics in the industry could change as a result of consolidation of financial services companies in connection with current market conditions.

•	We may be unable to comply with the Agreements, which could result in further regulatory enforcement actions.

•	We expect to face increased regulation of our industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

•

We may be required to pay significantly higher FDIC premiums in the future as a result of changes in the rule that impact the Bank’s insurance assessment. The Dodd-Frank Act removed the statutory cap for the reserve ratio, leaving the FDIC free to set this cap going forward.

•	There may be downward pressure on our stock price.

If current levels of market disruption and volatility continue or worsen, our ability to access capital and our business, financial condition and results of operations may be materially and adversely affected.

Continuation of the economic slowdown and decline in the real estate market in the U.S. mainland and in Puerto Rico could continue to harm our results of operations.

The residential mortgage loan origination business has historically been cyclical, enjoying periods of strong growth and profitability followed by periods of shrinking volumes and industry-wide losses. The market for residential mortgage loan originations is currently in decline and this trend could also reduce the level of mortgage loans we may produce in the future and adversely affect our business. During periods of rising interest rates, the refinancing of many mortgage products tends to decrease as the economic incentives for borrowers to refinance their existing mortgage loans are reduced. In addition, the residential mortgage loan origination business is impacted by home values. Over the past few years, residential real estate values in many areas of the U.S. and Puerto Rico have decreased significantly, which has led to lower volumes and higher losses across the industry, adversely impacting our mortgage business.

The actual rates of delinquencies, foreclosures and losses on loans have been higher during the economic slowdown. Rising unemployment, higher interest rates and declines in housing prices have had a negative effect on the ability of borrowers to repay their mortgage loans. Any sustained period of increased delinquencies, foreclosures or losses could continue to harm our ability to sell loans, the prices we receive for loans, the values of mortgage loans held for sale or residual interests in securitizations, which could continue to harm our financial condition and results of operations. In addition, any additional material decline in real estate values would further weaken the collateral loan-to-value ratios and increase the possibility of loss if a borrower defaults. In such event, we will be subject to the risk of loss on such real estate arising from borrower defaults to the extent not covered by third-party credit enhancement.

Our business concentration in Puerto Rico imposes risks.

We conduct our operations in a geographically concentrated area, as our main market is Puerto Rico. This imposes risks from lack of diversification in our geographical portfolio. Our financial condition and results of operations are highly dependent on the economic conditions of Puerto Rico, where adverse political or economic developments, among other things, could affect the volume of loan originations, increase the level of non-performing assets, increase the rate of foreclosure losses on loans, and reduce the value of our loans and loan servicing portfolio.

Puerto Rico’s economy continues to deteriorate. Since March 2006, a number of key economic indicators have shown that the economy of Puerto Rico has been in recession.

On March 24, 2011, the Puerto Rico Planning Board announced the release of Puerto Rico’s macroeconomic data for the projections for the fiscal year ending on June 30, 2011 (“Fiscal Year 2011”) and for the fiscal year ending on June 30, 2012 (“Fiscal Year 2012”). Fiscal Year 2011 is projected to show a reduction in the real gross national product (the “GNP”) of 1.0%, and an increase of 0.7% for Fiscal Year 2012. The Government Development Bank for Puerto Rico’s Economic Activity Index, which is a coincident index consisting of four major monthly economic indicators, namely total payroll employment, total electric power consumption, cement sales and gas consumption, and which monitors the actual trend of Puerto Rico’s economy, reflected a decrease of 0.9% in the rate of contraction of Puerto Rico’s economy during the ten-month period ending in October 2011 as compared to a decrease of 2.6% in the rate of contraction during the same period in 2010. Construction has remained weak since 2009 as Puerto Rico’s fiscal situation and decreasing public investment in construction projects has affected the sector.

The government of Puerto Rico is currently implementing efforts to address a fiscal deficit, estimated in its initial stages at approximately $3.2 billion, or over 30% of its annual budget, as its access to the municipal bond market and its credit ratings depended, in part, on achieving a balanced budget. In July 2011, the Commonwealth issued bonds of $300 million for infrastructure projects to continue stimulating the economy. On August 8, 2011, Moody’s downgraded the general obligation rating of the Commonwealth of Puerto Rico. The downgrade also applies to those ratings that are based on or capped at the general obligation rating of the Commonwealth. Moody’s based the decision on its strong concerns with the continued deterioration of the severely underfunded government retirement systems, weak economic trends and weak finances.

Some of the measures implemented by the government to reduce expenses included public-sector employee layoffs. Since the government is an important source of employment in Puerto Rico, these measures could have the effect of intensifying the current recessionary cycle. The Puerto Rico Labor Department reported an unemployment rate of 16.1% for the month of October 2011.

The economy of Puerto Rico is very sensitive to the price of oil in the global market since it does not have a significant mass transit system available to the public and most of its electricity is powered by oil. The substantial increase in the price of oil has adversely impacted the economy by reducing disposable income and increasing the operating costs of most businesses and government. Consumer spending is particularly sensitive to wide fluctuations in oil prices.

This decline in Puerto Rico’s economy has resulted in, among other things, a downturn in our loan originations, an increase in the level of our non-performing assets, loan loss provisions and charge-offs, particularly in our construction and commercial loan portfolios, an increase in the rate of foreclosure loss on mortgage loans, and a reduction in the value of our loans and loan servicing portfolio, all of which have adversely affected our profitability. If the decline in economic activity continues, there could be further adverse effects on our profitability.

The above economic concerns and uncertainty in the private and public sectors may continue to have an adverse effect on the credit quality of our loan portfolios, as delinquency rates have increased, until the economy stabilizes.

The failure of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by future failures of financial institutions and the actions and commercial soundness of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to different industries and counterparties and routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, investment companies and other institutional clients. In certain of these transactions, we are required to post collateral to secure the obligations to the counterparties. In the event of a bankruptcy or insolvency proceeding involving one of such counterparties, we may experience delays in recovering the assets posted as collateral or may incur a loss to the extent that the counterparty was holding collateral in excess of the obligation to such counterparty.

In addition, many of these transactions expose us to credit risk in the event of a default by our counterparty or client. In addition, the credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to us. Any losses resulting from our routine funding transactions may materially and adversely affect our financial condition and results of operations.

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.

We and our subsidiaries are subject to extensive regulation by multiple regulatory bodies. These regulations may affect the manner and terms of delivery of our services. If we do not comply with governmental regulations, we may be subject to fines, penalties, lawsuits or material restrictions on our businesses in the jurisdiction where the violation occurred, which may adversely affect our business operations. Changes in these regulations can significantly affect the services that we are asked to provide as well as our costs of compliance with such regulations. In addition, adverse publicity and damage to our reputation arising from the failure or perceived failure to comply with legal, regulatory or contractual requirements could affect our ability to attract and retain customers.

Current economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. The U.S. government has intervened on an unprecedented scale, responding to what has been commonly referred to as the financial crisis, by temporarily enhancing the liquidity support available to financial institutions, establishing a commercial paper funding facility, temporarily guaranteeing money market funds and certain types of debt issuances and increasing insurance on bank deposits.

These programs have subjected financial institutions, particularly those participating in Troubled Asset Relief Program (“TARP”), to additional restrictions, oversight and costs. In addition, new proposals for legislation are periodically introduced in the U.S. Congress that could further substantially increase regulation of the financial services industry, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of interest rates, financial product offerings and disclosures, and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied.

In recent years, regulatory oversight and enforcement have increased substantially, imposing additional costs and increasing the potential risks associated with our operations. If these regulatory trends continue, they could adversely affect our business and, in turn, our consolidated results of operations.

Financial services legislation and regulatory reforms may, if adopted, have a significant impact on our business and results of operations and on our credit ratings.

We face increased regulation and regulatory scrutiny as a result of our participation in the TARP. On July 20, 2010, we issued Series G Preferred Stock to the U.S. Treasury in exchange for the shares of Series F Preferred Stock plus accrued and unpaid dividends pursuant to an exchange agreement with the U.S. Treasury dated as of July 7, 2010, as amended (“Exchange Agreement”). We also issued to the U.S. Treasury an amended and restated warrant to replace the original warrant that we issued to the U.S. Treasury in January 2009 under the TARP. On October 7, 2011, we issued 32,941,797 shares of Common Stock to the U.S. Treasury upon conversion of all of the Series G Preferred Stock.

On July 21, 2010, the Dodd-Frank Act was signed into law, which significantly changes the regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes, and the regulations developed and to be developed thereunder include or will include, provisions affecting large and small financial institutions alike, including several provisions that will affect how community banks, thrifts, and small bank and thrift holding companies will be regulated in the future.

The Dodd-Frank Act, among other things, imposes new capital requirements on bank holding companies; changes the base for FDIC insurance assessments to a bank’s average consolidated total assets minus average tangible equity, rather than upon its deposit base, and permanently raises the current standard deposit insurance limit to $250,000; and expands the FDIC’s authority to raise insurance premiums. The legislation also calls for the FDIC to raise the ratio of reserves to deposits from 1.15% to 1.35% for deposit insurance purposes by September 30, 2020 and to “offset the effect” of increased assessments on insured depository institutions with assets of less than $10 billion.

The Dodd-Frank Act also limits interchange fees payable on debit card transactions, establishes the Bureau of Consumer Financial Protection (the “CFPB”) as an independent entity within the Federal Reserve, which has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards, and contains provisions on mortgage-related matters such as steering incentives, determinations as to a borrower’s ability to repay and prepayment penalties.

In July 2011, the CFPB advised us and other banks deemed to be “large banks” under the Dodd-Frank Act as to the agency’s approach to supervision and examination beginning on July 21, 2011. The CFPB supervision and examination approach will be guided toward protecting consumers and compliance with Federal consumer financial protection laws.

The Dodd-Frank Act also includes provisions that affect corporate governance and executive compensation at all publicly-traded companies and allows financial institutions to pay interest on business checking accounts. The legislation also restricts proprietary trading, places restrictions on the owning or sponsoring of hedge and private equity funds, and regulates the derivatives activities of banks and their affiliates.

The Collins Amendment to the Dodd-Frank Act, among other things, eliminates certain trust preferred securities from Tier 1 capital. TARP preferred securities are exempted from this treatment. In the case of certain trust preferred securities issued prior to May 19, 2010 by bank holding companies with total consolidated assets of $15 billion or more as of December 31, 2009, these “regulatory capital deductions” are to be phased in incrementally over a period of three years beginning on January 1, 2013. This provision also requires the federal banking agencies to establish minimum leverage and risk-based capital requirements that will apply to both insured banks and their holding companies. Regulations implementing the Collins Amendment became effective on July 28, 2011 and set as a floor for the capital requirements of the Corporation and FirstBank a minimum capital requirement computed using FDIC’s general risk-based capital rules. Also, bank holding companies subject to the “advanced approaches” rule need not immediately begin deducting from Tier 1 capital their trust preferred securities and other instruments that are ineligible for insured banks, and may not include in Tier 1 capital any such ineligible instruments issued after May 19, 2010. Additional rulemaking as to the Collins amendment is expected.

On January 17, 2012, the FDIC proposed a new regulation that would require state non-member banks with total assets of more than $10 billion as of September 30, 2011, such as FirstBank, to conduct annual capital-adequacy stress tests. The proposed regulation, required by the Dodd-Frank Act, will require FirstBank to provide the FDIC with forward-looking information to assist the FDIC in its overall assessment of its capital adequacy, helping to better identify potential downside risks and the potential impact of adverse outcomes on its financial stability. FirstBank will be expected to take the results of the stress tests into account in making appropriate changes to its capital structure, its exposures, concentrations, and risk positions, any plans for recovery and resolution, and to improve its overall risk management. A summary of the results of the stress tests would be publicly disclosed under the proposed regulations.

These provisions, or any other aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans, and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations in order to comply, and could therefore also materially and adversely affect our business, financial condition, and results of operations. Our management is actively reviewing the provisions of the Dodd-Frank Act, many of which are to be phased in over the next several months and years, and assessing its probable impact on our operations. However, the ultimate effect of the Dodd-Frank Act on the financial services industry in general, and us in particular, is uncertain at this time.

The U.S. Congress has also adopted additional consumer protection laws such as the Credit Card Accountability Responsibility and Disclosure Act of 2009, and the Federal Reserve has adopted numerous new regulations addressing banks’ credit card, overdraft and mortgage lending practices. Additional consumer protection legislation and regulatory activity is anticipated in the near future.

Internationally, both the Basel Committee on Banking Supervision and the Financial Stability Board (established in April 2009 by the Group of Twenty (“G-20”) Finance Ministers and Central Bank Governors to take action to strengthen regulation and supervision of the financial system with greater international consistency, cooperation and transparency) have committed to raise capital standards and liquidity buffers within the banking system (“Basel III”). On September 12, 2010, the Group of Governors and Heads of Supervision agreed to the calibration and phase-in of the Basel III minimum capital requirements (raising the minimum Tier 1 common equity ratio to 4.5% and minimum Tier 1 equity ratio to 6.0%, with full implementation by January 2015) and introducing a capital conservation buffer of common equity of an additional 2.5% with implementation by January 2019. U.S. regulators have yet to propose regulations for implementing Basel III. On September 28, 2011, the Basel Committee announced plans to consider adjustments to the final liquidity charge to be imposed under Basel III, which liquidity charge would take effect on January 1, 2015. The liquidity coverage ratio being considered would require banks to maintain an adequate level of unencumbered high-quality liquid assets sufficient to meet liquidity needs for a 30 calendar day time horizon. Such proposals and legislation, if finally adopted, would change banking laws and our operating environment and that of our subsidiaries in substantial and unpredictable ways. We cannot determine whether such proposals and legislation will be adopted, or the ultimate effect that such proposals and legislation, if enacted, or regulations issued to implement the same, would have upon our financial condition or results of operations.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market operations in U.S. government securities, adjustments of the discount rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

On January 6, 2010, the member agencies of the Federal Financial Institutions Examination Council, which includes the Federal Reserve, issued an interest rate risk advisory reminding banks to maintain sound practices for managing interest rate risk, particularly in the current environment of historically low short-term interest rates.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations may be adverse.

RISKS RELATING TO AN INVESTMENT IN THE CORPORATION’S COMMON STOCK

Issuance of additional equity securities in the public markets and other capital management or business strategies that we may pursue could depress the market price of our Common Stock and result in dilution of our common stockholders, including purchasers of our Common Stock in the current offering.

Generally, we are not restricted from issuing additional equity securities, including our Common Stock. We may choose or be required in the future to identify, consider and pursue additional capital management strategies to bolster our capital position. We may issue equity securities (including convertible securities, preferred securities, and options and warrants on our common or preferred stock) in the future for a number of reasons, including to finance our operations and business strategy, to adjust our leverage ratio, to address regulatory capital concerns, to restructure currently outstanding debt or equity securities or to satisfy our obligations upon the exercise of outstanding options or warrants. Future issuances of our equity securities, including Common Stock, in any transaction that we may pursue may dilute the interests of our existing common stockholders and cause the market price of our Common Stock to decline.

The market price of our common stock may continue to be subject to significant fluctuations and volatility.

The stock markets have experienced high levels of volatility during the last few years. These market fluctuations have adversely affected, and may continue to adversely affect, the trading price of our Common Stock. In addition, the market price of our Common Stock has been subject to significant fluctuations and volatility because of factors specifically related to our businesses and may continue to fluctuate or decline. Factors that could cause fluctuations, volatility or a decline in the market price of our Common Stock, many of which could be beyond our control, include the following:

•	our ability to comply with the Agreements;

•	any additional regulatory actions against us;

•	changes or perceived changes in the condition, operations, results or prospects of our businesses and market assessments of these changes or perceived changes;

•	announcements of strategic developments, acquisitions and other material events by us or our competitors, including any future failures of banks in Puerto Rico;

•

changes in governmental regulations or proposals, or new governmental regulations or proposals, affecting us, including those relating to the financial crisis and global economic downturn and those that may be specifically directed to us;

•	the continued decline, failure to stabilize or lack of improvement in general market and economic conditions in our principal markets;

•	the departure of key personnel;

•	changes in the credit, mortgage and real estate markets;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	operating and stock price performance of companies that investors deem comparable to us; and

•	the public perception of the banking industry and its safety and soundness.

In addition, the stock market in general, and the NYSE and the market for commercial banks and other financial services companies in particular, have experienced significant price and volume fluctuations that sometimes have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our Common Stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

Our suspension of dividends may have adversely affected and may further adversely affect our stock price and could result in the expansion of our board of directors.

In March 2009, the Board of Governors of the Federal Reserve issued a supervisory guidance letter intended to provide direction to bank holding companies (“BHCs”) on the declaration and payment of dividends, capital redemptions and capital repurchases by BHCs in the context of their capital planning process. The letter reiterates the long-standing Federal Reserve supervisory policies and guidance to the effect that BHCs should only pay dividends from current earnings. More specifically, the letter heightens expectations that BHCs will inform and consult with the Federal Reserve supervisory staff on the declaration and payment of dividends that exceed earnings for the period for which a dividend is being paid. In consideration of the financial results reported for the second quarter ended June 30, 2009, we decided, as a matter of prudent fiscal management and following the Federal Reserve guidance, to suspend payment of dividends. Furthermore, our Agreement with the Federal Reserve precludes us from declaring any dividends without the prior approval of the Federal Reserve. We cannot anticipate if and when the payment of dividends might be reinstated.

This suspension may have adversely affected and may continue to adversely affect our stock price. Further, because dividends on our Series A through Series E Preferred Stock were not paid before January 31, 2011 (18 monthly dividend periods after we suspended dividend payments in August 2009), the holders of that preferred stock have the right to appoint two additional members to our board of directors. Any member of the Board of Directors appointed by the preferred stockholders is required to vacate his or her office if the Corporation returns to payment of dividends in full for twelve consecutive monthly dividend periods.

Risks Related to the Rights of Holders of Our Common Stock Compared to the Rights of Holders of Our Debt Obligations and Shares of Preferred Stock

The holders of our debt obligations, which, as of September 30, 2011, held debt in the amount of $232.0 million, and the holders of our shares of preferred stock still outstanding will have priority over our Common Stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of dividends.

In any liquidation, dissolution or winding up of First BanCorp, our Common Stock would rank below all debt claims against us and claims of all of our outstanding shares of Series A through E Preferred Stock, which have a liquidation preference of approximately $63 million.

As a result, holders of our Common Stock will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution or winding up of First BanCorp until after all our obligations to our debt holders have been satisfied and holders of senior equity securities and trust preferred securities have received any payment or distribution due to them.

In addition, we are required to pay dividends on our preferred stock before we pay any dividends on our Common Stock. Holders of our Common Stock will not be entitled to receive payment of any dividends on their shares of our Common Stock unless and until we obtain the Federal Reserve’s approval to resume payments of dividends on the shares of outstanding preferred stock.

Dividends on our Common Stock have been suspended and you may not receive funds in connection with your investment in our Common Stock without selling your shares of our Common Stock.

The Written Agreement that we entered into with the Federal Reserve prohibits us from paying any dividends or making any distributions without the prior approval of the Federal Reserve. Holders of our Common Stock are only entitled to receive dividends as our Board of Directors may declare them out of funds legally available for payment of such dividends. We have suspended dividend payments on our Common Stock since August 2009. Accordingly, you may not receive funds in connection with your investment in our Common Stock without selling your shares of our Common Stock.

We are a bank holding company and our ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends. Moreover, the Federal Reserve has issued a policy statement stating that bank holding companies should generally pay dividends only out of current operating earnings. In the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged dividend pay-out ratios that are at the 100% or higher level unless both asset quality and capital are very strong.

In addition, the terms of our outstanding junior subordinated debt securities held by trusts that issue trust preferred securities prohibit us from declaring or paying any dividends or distributions on our capital stock, including our Common Stock and preferred stock, or purchasing, acquiring, or making a liquidation payment on such stock, with certain exceptions, if we have given notice of our election to defer interest payments but the related deferral period has not yet commenced or a deferral period is continuing.

Future offerings of preferred stock, which would likely be senior to our Common Stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our Common Stock.

If the Agreements are terminated and we resume the payment of dividends on our outstanding preferred stock, our Board of Directors will again be authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the stockholders. Our Board of Directors would have the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights and preferences over our Common Stock with respect to dividends or upon our dissolution, winding up and liquidation and other terms. If we issue preferred shares in the future that have a preference over our Common Stock with respect to the payment of dividends or upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of our Common Stock, the rights of holders of our Common Stock or the market price of our Common Stock could be adversely affected.

Risk Related to the Offering

We are registering an aggregate of 186,151,814 shares of Common Stock. The resale of such shares could depress the market for and price of our Common Stock.

We are registering for resale an aggregate of 186,151,814 shares of Common Stock. Once the registration statement is declared effective by the SEC, such shares of Common Stock will become available for sale in the public market, which could decrease the market price of our Common Stock.

FORWARD-LOOKING STATEMENTS

Certain statements made or incorporated by reference in this prospectus are “forward-looking” statements within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements may relate to our financial condition, results of operations, plans, objectives, future performance and business, including, but not limited to, statements with respect to the adequacy of the allowance for loan and lease losses, market risk and the impact of interest rate changes, capital markets conditions, capital adequacy and liquidity and the effect of new accounting guidance on our financial condition and results of operations. All statements contained herein or incorporated by reference in this prospectus that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, estimates and assumptions by us that are difficult to predict. Various factors, some of which are beyond our control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements. Factors that might cause such a difference include, but are not limited to, the risks described above in the “Risk Factors” section, and the following:

•	uncertainty about whether the Corporation and FirstBank will be able to fully comply with the Agreements;

•	uncertainty as to the availability of certain funding sources, such as retail brokered CDs;

•

the Corporation’s reliance on brokered CDs and its ability to obtain, on a periodic basis, approval from the FDIC to issue brokered CDs to fund operations and provide liquidity in accordance with the terms of the FDIC Order;

•

the risk of not being able to fulfill the Corporation’s cash obligations or resume paying dividends to the Corporation’s stockholders in the future due to the Corporation’s inability to receive approval from the FED to receive dividends from FirstBank;

•	the risk of being subject to possible additional regulatory actions;

•

the strength or weakness of the real estate markets and of the consumer and commercial credit sectors and their impact on the credit quality of the Corporation’s loans and other assets, including the Corporation’s construction and commercial real estate loan portfolios, which have contributed and may continue to contribute to, among other things, the high levels of non-performing assets, charge-offs and the provision expense and may subject the Corporation to further risk from loan defaults and foreclosures;

•

adverse changes in general economic conditions in the United States and in Puerto Rico, including the interest rate scenario, market liquidity, housing absorption rates, real estate prices and disruptions in the U.S. capital markets, which may reduce interest margins, impact funding sources and affect demand for all of the Corporation’s products and services and the value of the Corporation’s assets;

•	an adverse change in the Corporation’s ability to attract new clients and retain existing ones;

•

a decrease in demand for the Corporation’s products and services and lower revenues and earnings because of the continued recession in Puerto Rico and the current fiscal problems and budget deficit of the Puerto Rico government;

•

uncertainty about regulatory and legislative changes for financial services companies in Puerto Rico, the United States and the U.S. and British Virgin Islands, which could affect the Corporation’s financial performance and could cause the Corporation’s actual results for future periods to differ materially from prior results and anticipated or projected results;

•

uncertainty about the effectiveness of the various actions undertaken to stimulate the U.S. economy and stabilize the U.S. financial markets, and the impact such actions may have on the Corporation’s business, financial condition and results of operations;

•

changes in the fiscal and monetary policies and regulations of the federal government, including those determined by the Federal Reserve, the FDIC, government-sponsored housing agencies and local regulators in Puerto Rico and the U.S. and BVI;

•	the risk of possible failure or circumvention of controls and procedures and the risk that the Corporation’s risk management policies may not be adequate;

•

the risk that the FDIC may further increase the deposit insurance premium and/or require special assessments to replenish its insurance fund, causing an additional increase in the Corporation’s non-interest expense;

•	the risk of not being able to recover the assets pledged to Lehman Brothers Special Financing, Inc.;

•	the impact to the Corporation’s results of operations and financial condition associated with acquisitions and dispositions;

•	a need to recognize additional impairments on financial instruments or goodwill relating to acquisitions;

•	risks that downgrades in the credit ratings of the Corporation’s long-term senior debt will adversely affect the Corporation’s ability to make future borrowings;

•	the impact of the Dodd-Frank Act on the Corporation’s businesses, business practices and cost of operations; and

•	general competitive factors and industry consolidation.

Although the “forward-looking statements” are based on our current beliefs and expectations, we do not undertake, and specifically disclaim any obligation, to update any of the “forward-looking statements” to reflect occurrences or unanticipated events or circumstances after the date of such statements except as required by federal and state securities laws.

We may not actually achieve the plans, intentions or expectations described in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations described in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from those expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

You should read this prospectus and the documents that we incorporate by reference into this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The information contained in this prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or any sale of our Common Stock.

PLAN OF DISTRIBUTION

We are registering the Common Stock covered by this prospectus to permit Selling Stockholders, and any assignees, transferees, pledgees, or donees or any of the successors in interest of the Selling Stockholders named in a prospectus supplement to this prospectus, to conduct public secondary trading of the Common Stock. We will not receive any of the proceeds of the sale of the Common Stock offered by this prospectus. The aggregate proceeds to the Selling Stockholders from the sale of the Common Stock will be the purchase price of the Common Stock less any discounts and commissions. A Selling Stockholder may offer and sell shares of Common Stock included in this prospectus from time to time through one or more methods specified herein or through a combination of any of such methods or any other method permitted pursuant to applicable law.

The Selling Stockholders may offer and sell their shares of Common Stock included in this prospectus from time to time directly to purchasers, through underwriters, to dealers, or through agents, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale or at privately negotiated prices.

The Selling Stockholders may offer and sell some or all of the Common Stock included in this prospectus by or through a broker-dealer in one or more, or a combination, of the following methods, without limitation:

•	purchases by the broker-dealer as principal, and resale by the broker-dealer for its account;

•	a block trade in which the broker-dealer may attempt to sell the shares as agent, but may resell all or a portion of the block as principal in order to facilitate the transaction;

•	in a public auction;

•	transactions in which a broker-dealer may agree with one or more Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	transactions in which the broker-dealer as agent solicits purchasers and ordinary brokerage transactions by the broker-dealer as agent; or

•	an offering at other than a fixed price on or through the facilities of any stock exchange on which the Common Stock is listed or to or through a market maker other than on that stock exchange.

The Selling Stockholders may directly make offers to sell some or all of the Common Stock included in this prospectus to, or solicit offers to purchase such shares from, purchasers from time to time. If required, the prospectus supplement related to any such offering by the Selling Stockholders will set forth the terms of such offering.

The Selling Stockholders may sell some or all of the Common Stock included in this prospectus from time to time to one or more underwriters, which would purchase the shares as principal for resale to purchasers, on a firm-commitment or other basis. If the Selling Stockholders sell Common Stock to underwriters, they may execute an underwriting agreement with them at the time of sale and, if required, will name them in the prospectus supplement related to any such offering. In connection with those sales, underwriters may be deemed to have received compensation from the Selling Stockholders in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Common Stock for which they may act as agents. Underwriters may resell Common Stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for which they may act as agents. The prospectus supplement related to any such offering will include any required information about underwriting compensation to be paid to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with such offering.

From time to time, the Selling Stockholders may sell the Common Stock included in this prospectus to one or more dealers acting as principals. If required, the prospectus supplement related to any such offering will name such dealers as Selling Stockholders, and will include information about any compensation paid to the dealers, in such offering. The dealers, which may be deemed to be “underwriters” as that term is defined in the Securities Act, may then resell the shares to purchasers.

In addition, the Selling Stockholders may sell the Common Stock they hold using a public auction process in which the public offering price and the allocation of the Common Stock will be determined through an auction conducted by an auction agent. The auction process may involve a modified “Dutch auction” mechanic in which the auction agent (and potentially other brokers) will receive and accept bids from bidders at either a minimum bid price or at price increments in excess of the minimum bid price. The auction agent and any such other brokers may be the underwriters or their affiliates. After the auction closes and those bids become irrevocable, the auction agent will determine the clearing price for the sale of the Common Stock offered in the auction, and subject to agreement between the Selling Stockholders and the underwriter or underwriters to proceed with the offering, the Common Stock will be allocated to winning bidders by the underwriter or underwriters. If the Selling Stockholders use a public auction process to sell the Common Stock, a more detailed description of the procedures to be used in connection with any such auction will be set out in a pricing supplement to this prospectus.

The Selling Stockholders may also designate broker-dealers as agents from time to time to solicit offers from purchasers to purchase the Common Stock included in this prospectus, or to sell such Common Stock in ordinary brokerage transactions, on their behalf. If required, the prospectus supplement related to any such offering will name such agents, and will include information about any commissions paid to the agents, in such offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act in such offering.

Ramat Securities Ltd. has indicated that it is a broker-dealer and therefore is deemed an underwriter in this offering. Each of the Selling Stockholders may be deemed to be an “underwriter” as that term is defined in the Securities Act, and any profit on the sale of our Common Stock included in this prospectus by such Selling Stockholder may be deemed to be “underwriting discounts or commissions” under the Securities Act. We have informed the Selling Stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales of such shares in the market or otherwise.

In connection with a firm commitment offering, the underwriters may purchase and sell shares of our Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of Common Stock than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of Common Stock while the offering is in progress. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased Common Stock sold by or for the account of that underwriter in stabilizing or short-covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of Common Stock. As a result, the price of Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on or through the NYSE, the existing trading market for Common Stock, or in the over-the-counter market or otherwise.

The Selling Stockholders or their underwriters, broker-dealers, or agents may make sales of Common Stock included in this prospectus that are deemed to be an at-the-market offering as defined in Securities Act Rule 415, which includes sales of such shares made directly on or through the NYSE, the existing trading market for Common Stock, or in the over-the-counter market or otherwise.

Any underwriters, broker-dealers, or agents offering the Common Stock included in this prospectus will not confirm sales to any accounts over which they or their affiliates exercise discretionary authority without the prior approval of the customer.

We have agreed to indemnify in certain circumstances the Selling Stockholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the securities covered by the registration statement, against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders may agree to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act. In addition, underwriters, broker-dealers, agents and other persons may be entitled, under agreements that they may enter into with the Selling Stockholders, to indemnification by them against certain liabilities, including liabilities under the Securities Act, in connection with an offering of the Common Stock included in this prospectus.

We have agreed to pay the expenses of the registration of our Common Stock offered and sold by the Selling Stockholders under the registration statement, including, but not limited to, all registration and filing fees and fees and expenses of our counsel and our accountants. The Selling Stockholders will pay any underwriting discounts, commissions and transfer taxes applicable to the Common Stock sold by them. In the case of the U.S. Treasury, we previously agreed to pay all selling expenses incurred in connection with any registration of the Common Stock offered and sold by the U.S. Treasury, including all discounts, selling commissions and stock transfer taxes applicable to the sale of the Common Stock and fees and disbursements of counsel for the U.S. Treasury.

In connection with our agreement to include in the registration statement the shares of our Common Stock to be offered for sale by the Selling Stockholders and to pay the expenses of the registration of such shares, we may require that the Selling Stockholders be subject to any restrictions on sale imposed by us from time to time, including, without limitation, with respect to blackout periods for sales, volume limitations, manner of sale restrictions or otherwise.

The Selling Stockholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the Selling Stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the Selling Stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

As a result of the requirements of the Financial Industry Regulatory Authority (“FINRA”), the maximum discount, concession or commission to be received by any FINRA member or independent broker-dealer may not be greater than eight percent (8%) of the gross proceeds received by the Selling Stockholders for the sale of any of the Common Stock included in this prospectus.

Any of the Common Stock included in this prospectus held by the Selling Stockholders that qualifies for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to the registration statement. If any Selling Stockholder sells pursuant to Rule 144, such Selling Stockholder will not be deemed to be an “underwriter” as that term is defined in the Securities Act and will not be subject to the prospectus delivery requirements of the Securities Act with respect to such sales. The Common Stock covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus.

A Selling Stockholder may also sell Common Stock through privately negotiated transactions, settlement of short sales, the writing or settlement of options or other hedging transactions (whether through an options exchange or otherwise) and an exchange distribution in accordance with the rules of the applicable exchange.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

SELLING STOCKHOLDERS

The table below sets forth beneficial ownership information for the Selling Stockholders. Except as described below, the Selling Stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years. Of the shares being registered, 102,458,968 shares are beneficially owned by funds that have designated two directors to serve on our Board of Directors and 34, 227,696 shares are beneficially owned by the U.S. Treasury.

Ramat Securities Ltd. has indicated that it is a broker-dealer and, therefore, is deemed an underwriter in this offering. As noted in footnotes to the table below, fourteen of the Selling Stockholders are affiliates of broker-dealers. Each Selling Stockholder that is an affiliate of a broker-dealer purchased the shares being registered for resale in the ordinary course of business and at the time of the purchase had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Our investment agreements with Thomas H. Lee Partners, L.P. (“THL”) and two funds managed by Oaktree Capital Management, L.P. (“Oaktree”), as recently amended in connection with the purchase by THL and Oaktree of certain shares sold to other investors in the capital raise, and our investment agreement with Wellington Management Company, LLP (“Wellington”), another greater than 5% stockholder, provide them with various rights. We agreed to file as promptly as practicable, and in any event within 90 days after completion of the capital raise, a registration statement under the Securities Act to register the offers and sales of the shares of Common Stock each acquired in connection with the capital raise. In addition, pursuant to these agreements, we reimbursed THL and an affiliate of Oaktree Capital Management, L.P. each $4 million and reimbursed Wellington approximately $68,000 for expenses each incurred in connection with the capital raise. Each of THL and Oaktree have the right to designate a person to serve on our Board for as long as each of them owns at least 25% of the number of shares each acquired in connection with the capital raise. Consistent with our agreements with THL and Oaktree, we appointed Messrs. Hagerty and Harmon as directors. Additionally, we appointed Mr. Herencia to serve as our Chairman of the Board pursuant to the agreements. We have also agreed that, beginning with our 2012 annual meeting of stockholders, two additional directors will be nominated to the Board and a majority of our directors will be either investor designees or independent directors with banking or related financial management expertise. Our investment agreements with THL and Oaktree also include certain indemnification provisions. Finally, we have agreed to permit each of THL and Oaktree to acquire additional shares of Common Stock in the following circumstances: (a) for as long as each of THL and Oaktree, as applicable, owns at least 25% of the number of shares of Common Stock that it acquired in connection with the capital raise, each such investor will have the right to acquire from us at such time as we sell (i) any Common Stock or securities that are convertible into or exchangeable for Common Stock, or include a Common Stock component, an amount of securities up to the amount of the new securities required to maintain its percentage Common Stock-equivalent interest in us at the same level as it was before the issuance of those securities and (ii) any Common Stock or securities that are convertible into or exchangeable for Common Stock, or include a Common Stock component, to any investor to which we sold Common Stock in the capital raise an amount of securities up to the amount of new securities equal to the aggregate amount of new securities that we offer to sell to such other investor or its affiliates for the same price and on the same terms as such other offer or sale to such other investor or its affiliates; and (b) for as long as each of THL and Oaktree, as applicable, owns in the aggregate at least as many shares of Common Stock as any other entity or group of affiliated entities, if we offer to sell to any entity or group of affiliated entities

Common Stock or securities that are convertible into or exchangeable for Common Stock, or include a Common Stock component, that would cause that entity or group of affiliated entities to own more shares of Common Stock than THL or Oaktree, as applicable, we will offer to sell to each of THL and Oaktree, for the same price and on the same terms, a number of new securities such that THL or Oaktree, as applicable, will own an amount of shares of Common Stock, after giving effect to the conversion or exercise of such new securities into Common Stock, equal to the number of shares of Common Stock owned by such other entity or group of affiliated entities.

Finally, in connection with our recently completed rights offering, THL, Oaktree and funds advised by Wellington have the right to acquire 544,999, 544,999, and 217,424 shares of Common Stock, respectively, which will enable them to maintain their percentage ownership interest in the Corporation.

On January 16, 2009, the Corporation entered into a Letter Agreement with the U.S. Treasury pursuant to which the U.S. Treasury invested $400,000,000 in Fixed Rate Cumulative Perpetual Preferred Stock, Series F (“Series F Preferred Stock”), of the Corporation and a warrant exercisable for shares of Common Stock under TARP. On July 20, 2010, the Corporation issued 424,174 shares of Series G Preferred Stock to the U.S. Treasury in exchange for the Series F Preferred Stock it previously held. The Series G Preferred Stock was convertible into the Corporation’s Common Stock upon the satisfaction of certain conditions, including the completion of a capital raise. On October 7, 2011, simultaneous with the completion of the capital raise, the Corporation issued 32,941,797 shares of Common Stock to the U.S. Treasury upon conversion of all of the Corporation’s outstanding Series G Preferred Stock.

On August 24, 2007, the Corporation entered into a Stockholder Agreement in connection with its sale of Common Stock in a private placement of 616,696 shares of the Corporation’s Common Stock to BNS pursuant to the terms of an Investment Agreement dated February 15, 2007.

	Beneficial Ownership Prior to the Offering		Number of Shares Being Offered	Beneficial Ownership After the Offering

Name and Address of Beneficial Owner	Number of Shares(1)	Percent (2)		Number of Shares(1)	Percent (2)
Thomas H. Lee (Alternative) Fund VI, L.P.(3)	28,172,867	13.73%	28,172,867	0	*
THL FBC Equity Investors, L.P.(4)	647,054	*	647,054	0	*
Thomas H. Lee (Alternative) Parallel Fund VI, L.P.(5)	19,077,166	9.30%	19,077,166	0	*
Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P.(6)	3,332,397	1.62%	3,332,397	0	*
Oaktree Principal Fund V (Delaware), L.P.(7)	42,382,152	20.66%	42,382,152	0	*
Oaktree FF Investment Fund AIF (Delaware), L.P.(7)	8,847,332	4.31%	8,847,332	0	*
Ithan Creek Investors II USB, LLC(8)	494,157	*	494,157	0	*
Ithan Creek Investors USB, LLC(9)	3,334,676	1.63%	3,334,676	0	*
Bay Pond Partners, L.P.(10)	9,109,510	4.44%	9,109,510	0	*
Bay Pond Investors USB, LLC(11)	4,772,370	2.33%	4,772,370	0	*
Wolf Creek Investors USB, LLC(12)	1,298,514	*	1,298,514	0	*
Wolf Creek Partners, L.P.(13)	1,428,497	*	1,428,497	0	*
BP Master Fund, LP(14)	85,714	*	85,714	0	*
EJF Financial Services Fund, LP(15)	428,571	*	428,571	0	*
Stilwell Associates, LP(16)	1,145,000	*	1,145,000	0	*
Stilwell Value Partners VI, LP(17)	285,714	*	285,714	0	*
Stilwell Value Partners I, LP(18)	285,000	*	285,000	0	*
Stilwell Associates Insurance Fund(19)	70,000	*	70,000	0	*
Ramat Securities Ltd(20)	190,476	*	190,476	0	*
Rocwood Capital Master Fund LP(21)	714,286	*	714,286	0	*
Cyrus Opportunities Master Fund II, Ltd.(22)	4,561,000	2.22%	4,561,000	0	*
Kortright Opportunity Master Fund, L.P.(23)	571,000	*	571,000	0	*
Cyrus Select Opportunities Master Fund, Ltd.(24)	868,000	*	868,000	0	*
TFO Financial Institutions Restructuring Fund LLC(25)	5,000,000	2.44%	5,000,000	0	*
The William Penn Foundation(26)	683,674	*	683,674	0	*
RBB/Schneider Small Cap Value Fund(27)	467,324	*	467,324	0	*
Cheetah Investment Partnership LP(28)	69,255	*	69,255	0	*
Aristeia Master, L.P.(29)	2,071,429	1.01%	2,071,429	0	*
Severn River Capital Master Fund Ltd(30)	661,399	*	580,808	0	*
Blackwell Partners LLC(31)	447,644	*	393,101	0	*
Epworth(32)	170,099	*	149,374	0	*

	Beneficial Ownership Prior to the Offering		Number of Shares Being Offered	Beneficial Ownership After the Offering

Name and Address of Beneficial Owner	Number of Shares(1)	Percent (2)		Number of Shares(1)	Percent (2)
Innocap Fund SICAV plc in respect of Severn River Sub-Fund(33)	123,617	*	108,552	0	*
Managed Account Investments SPC on behalf of the SRC Segregated Portfolio(34)	119,960	*	105,343	0	*
Downsview Managed Account Platform Inc(35)	104,070	*	91,393	12,677	*
Fidelity Puritan Trust: Fidelity Low Priced Stock Fund(36)	7,628,571	3.72%	7,428,572	199,999	*
Renaissance Securities (Cyprus) Limited(37)	1,428,571	*	1,428,571	0	*
MSD Sparrowhawk, L.P.(38)	342,858	*	342,858	0	*
United States Department of the Treasury(39)	34,227,696	16.69%	34,227,696	0	*
Other	902,411	*	902,411	0	*

*	Less than 1 percent

(1) In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any Common Stock over which such person has voting or investment power or of which such person has the right to acquire beneficial ownership within 60 days of December 2, 2011.

(2) The percentage of shares beneficially owned is calculated based on the number of shares outstanding as of December 8, 2011. In computing the percentage of shares beneficially owned, any shares which the person has a right to acquire within 60 days after December 2, 2011 are deemed outstanding for the purpose of computing the percentage of Common Stock beneficially owned by that person but are not deemed outstanding for the purpose of computing the percentage of shares beneficially owned by any other person.

(3) Thomas H. Lee Advisors (Alternative) VI, Ltd. is the controlling entity of Thomas H. Lee (Alternative) Fund VI, L.P. Voting and investment control over the securities that Thomas H. Lee (Alternative) Fund VI, L.P. holds are acted upon by majority vote of the members of a ten-member committee, the members of which are Todd M. Abbrecht, Charles A. Brizius, Anthony J. DiNovi, Thomas M. Hagerty, Scott L. Jaeckel, Seth W. Lawry, Soren L. Oberg, Scott A. Schoen, Scott M. Sperling and Kent R. Weldon (the “THL Committee”). Thomas H. Lee (Alternative) Fund VI, L.P. may be deemed to share voting and investment power with the THL Committee and Thomas H. Lee Advisors (Alternative) VI, Ltd. Each member of the THL Committee disclaims beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

In connection with our recently completed rights offering, the number of shares beneficially owned and being offered include 299,714 shares issuable pursuant to anti-dilution rights.

(4) Thomas H. Lee Advisors (Alternative) VI, Ltd. is the controlling entity of THL FBC Equity Investors, L.P. Voting and investment control over the securities that THL FBC Equity Investors, L.P. holds are acted upon by majority vote of the THL Committee. THL FBC Equity Investors, L.P. may be deemed to share voting and investment power with the THL Committee and Thomas H. Lee Advisors (Alternative) VI, Ltd. Each member of the THL Committee disclaims beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

In connection with our recently completed rights offering, the number of shares beneficially owned and being offered include 6,884 shares issuable pursuant to anti-dilution rights.

(5) Thomas H. Lee Advisors (Alternative) VI, Ltd. is the controlling entity of Thomas H. Lee (Alternative) Parallel Fund VI, L.P. Voting and investment control over the securities that Thomas H. Lee (Alternative) Parallel Fund VI, L.P. holds are acted upon by majority vote of the THL Committee. Thomas H. Lee (Alternative) Parallel Fund VI, L.P. may be deemed to share voting and investment power with the THL Committee and Thomas H. Lee Advisors (Alternative) VI, Ltd. Each member of the THL Committee disclaims beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

In connection with our recently completed rights offering, the number of shares beneficially owned and being offered include 202,950 shares issuable pursuant to anti-dilution rights.

(6) Thomas H. Lee Advisors (Alternative) VI, Ltd. is the controlling entity of Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P. Voting and investment control over the securities that Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P. holds are acted upon by majority vote of the THL Committee. Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P. may be deemed to share voting and investment power with the THL Committee and Thomas H. Lee Advisors (Alternative) VI, Ltd. Each member of the THL Committee disclaims beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

In connection with our recently completed rights offering, the number of shares beneficially owned and being offered include 35,451 shares issuable pursuant to anti-dilution rights.

(7) Each of Oaktree Principal Fund V (Delaware), L.P. (the “PF V Fund”) and Oaktree FF Investment Fund AIF (Delaware), L.P. (the “AIF Fund”) has indicated that it is an affiliate of a broker-dealer. Each of the PF V Fund and the AIF Fund may be deemed to share voting and investment power with several other affiliated entities of Oaktree.

The PF V Fund may share voting and investment power with Oaktree Capital Group Holdings GP, LLC (“OCGH GP”), in its capacity as the general partner of Oaktree Capital Group Holdings, L.P. (“OCGH LP”), OCGH LP, in its capacity as the majority holder of the voting units of Oaktree Capital Group, LLC (“OCG”), OCG, in its capacity as managing member of Oaktree Holdings, LLC (“Oaktree Holdings”), Oaktree Holdings, in its capacity as managing member of OCM Holdings I, LLC (“Oaktree Holdings I”), Oaktree Holdings I, in its capacity as general partner of Oaktree Capital I, L.P. (“Oaktree Capital I”), Oaktree Capital I, in its capacity as general partner of Oaktree Fund GP I, L.P. (“Oaktree Fund GP I”), Oaktree Fund GP I, in its capacity as managing member of Oaktree Fund GP, LLC (“Oaktree Fund GP”), Oaktree Fund GP, in its capacity as general partner of the PF V Fund.

The AIF Fund may share voting and investment power with OCGH GP, in its capacity as the general partner of OCGH LP, in its capacity as the controlling shareholder of Oaktree AIF Holdings, Inc. (“Oaktree AIF Holdings”), Oaktree AIF Holdings, in its capacity as general partner of Oaktree AIF Investments, L.P. (“Oaktree AIF Investments”), Oaktree AIF Investments, in its capacity as general partner of Oaktree Fund GP III, L.P. (“Oaktree GP III”), Oaktree GP III, in its capacity as sole member of Oaktree Fund GP AIF, LLC (“Oaktree GP AIF”), Oaktree GP AIF, in its capacity as general partner of Oaktree Fund AIF Series, L.P. Series I (“Oaktree AIF” and, together with OCGH GP, OCGH LP, OCG, Oaktree Holdings, Oaktree Holdings I, Oaktree Capital I, Oaktree Fund GP I, Oaktree Fund GP, Oaktree AIF Holdings, Oaktree AIF Investments, Oaktree GP III and Oaktree GP AIF, collectively, the “Oaktree Entities”), and Oaktree AIF, in its capacity as general partner of the AIF Fund.

OCGH GP is managed by an executive committee, the members of which are Howard S. Marks, Bruce A. Karsh, John B. Frank, David M. Kirchheimer, Sheldon M. Stone, Larry W. Keele, Stephen A. Kaplan and Kevin L. Clayton (the “OCGH GP Members”). The OCGH GP Members make investment and voting decisions with respect to the shares reported herein. Michael P. Harmon, the Board representative for Oaktree, may be deemed to share voting and investment power with respect to the shares owned by the PF V Fund and the AIF Fund.

Each Oaktree Entity, each OCGH GP Member, and Mr. Harmon disclaims beneficial ownership of all shares reported herein except to the extent of their respective pecuniary interest therein.

In connection with our recently completed rights offering, the number of shares beneficially owned and being offered include shares issuable pursuant to anti-dilution rights. The PF V Fund has the right to acquire 450,878 shares and the AIF Fund has the right to acquire 94,121 shares pursuant to such rights.

(8) Wellington, an investment adviser registered under the Investment Advisers Act of 1940, is the investment adviser of Ithan Creek Investors II USB, LLC, makes investment and voting decisions with respect to the shares held by Ithan Creek Investors II USB, LLC and in such capacity may be deemed to share beneficial ownership with respect to the shares held by Ithan Creek Investors II USB, LLC. Ithan Creek Investors II USB, LLC has indicated that it is an affiliate of a broker-dealer.

In connection with our recently completed rights offering, the number of shares beneficially owned and being offered include 5,257 shares issuable pursuant to anti-dilution rights.

(9) Wellington is the investment adviser of Ithan Creek Investors USB, LLC, makes investment and voting decisions with respect to the shares held by Ithan Creek Investors USB, LLC and in such capacity may be deemed to share beneficial ownership with respect to the shares held by Ithan Creek Investors USB, LLC. Ithan Creek Investors USB, LLC has indicated that it is an affiliate of a broker-dealer.

In connection with our recently completed rights offering, the number of shares beneficially owned and being offered include 35,476 shares issuable pursuant to anti-dilution rights.

(10) Wellington is the investment adviser of Bay Pond Partners, L.P., makes investment and voting decisions with respect to the shares held by Bay Pond Partners, L.P. and in such capacity may be deemed to share beneficial ownership with respect to the shares held by Bay Pond Partners, L.P. Bay Pond Partners, L.P. has indicated that it is an affiliate of a broker-dealer.

In connection with our recently completed rights offering, the number of shares beneficially owned and being offered include 96,910 shares issuable pursuant to anti-dilution rights.

(11) Wellington is the investment adviser of Bay Pond Investors USB, LLC, makes investment and voting decisions with respect to the shares held by Bay Pond Investors USB, LLC and in such capacity may be deemed to share beneficial ownership with respect to the shares held by Bay Pond Investors USB, LLC. Bay Pond Investors USB, LLC has indicated that it is an affiliate of a broker-dealer.

In connection with our recently completed rights offering, the number of shares beneficially owned and being offered include 50,770 shares issuable pursuant to anti-dilution rights.

(12) Wellington is the investment adviser of Wolf Creek Investors USB, LLC, makes investment and voting decisions with respect to the shares held by Wolf Creek Investors USB, LLC and in such capacity may be deemed to share beneficial ownership with respect to the shares held by Wolf Creek Investors USB, LLC. Wolf Creek Investors USB, LLC has indicated that it is an affiliate of a broker-dealer.

In connection with our recently completed rights offering, the number of shares beneficially owned and being offered include 13,814 shares issuable pursuant to anti-dilution rights.

(13) Wellington is the investment adviser of Wolf Creek Partners, L.P., makes investment and voting decisions with respect to the shares held by Wolf Creek Partners, L.P. and in such capacity may be deemed to share beneficial ownership with respect to the shares held by Wolf Creek Partners, L.P. Wolf Creek Partners, L.P. has indicated that it is an affiliate of a broker-dealer.

In connection with our recently completed rights offering, the number of shares beneficially owned and being offered include 15,197 shares issuable pursuant to anti-dilution rights.

(14) Boston Provident Administration, Inc. is the investment manager for BP Master Fund, LP. Boston Provident Partners, LP and BPP Offshore, Ltd. are the controlling entities of BP Master Fund, LP. OK, LLC is the general partner of BP Master Fund, LP. Orin S. Kramer, the stockholder of OK, LLC, makes investment and voting decisions with respect to the shares held by BP Master Fund, LP. BP Master Fund, LP may be deemed to share voting and investment power with Mr. Kramer and OK, LLC. Mr. Kramer and OK, LLC disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(15) EJF Financial Services GP, LLC is the general partner of EJF Financial Services Fund, LP. EJF Capital LLC is the sole member of EJF Financial Services GP, LLC. Emanuel J. Friedman, the Chief Executive Officer of EJF Capital LLC, makes investment and voting decisions with respect to the shares held by EJF Financial Services Fund, LP. Mr. Friedman, EJF Financial Services GP, LLC and EJF Capital LLC may be deemed to share voting and investment power with EJF Financial Services Fund, LP. Mr. Friedman, EJF Financial Services GP, LLC and EJF Capital LLC disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(16) Joseph Stilwell, the Managing Member of Stilwell Value, LLC, the general partner of Stilwell Associates, LP, makes investment and voting decisions with respect to the shares held by Stilwell Associates, LP. Mr. Stilwell and Stilwell Value, LLC may be deemed to share voting and investment power over the shares owned by Stilwell Associates, L.P. Mr. Stilwell and Stilwell Value, LLC disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(17) Joseph Stilwell, the Managing Member of Stilwell Value, LLC, the general partner of Stilwell Value Partners VI, LP, makes investment and voting decisions with respect to the shares held by Stilwell Value Partners VI, LP. Mr. Stilwell and Stilwell Value, LLC may be deemed to share voting and investment power over the shares owned by Stilwell Value Partners VI, LP. Mr. Stilwell and Stilwell Value, LLC disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(18) Joseph Stilwell, the Managing Member of Stilwell Value, LLC, the general partner of Stilwell Value Partners I, LP, makes investment and voting decisions with respect to the shares held by Stilwell Value Partners I, LP. Mr. Stilwell and Stilwell Value, LLC may be deemed to share voting and investment power over the shares owned by Stilwell Value Partners I, LP. Mr. Stilwell and Stilwell Value, LLC disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(19) Joseph Stilwell, the Managing Member of Stilwell Advisers, LLC, the general partner of Stilwell Associates Insurance Fund, makes investment and voting decisions with respect to the shares held by Stilwell Associates Insurance Fund. Mr. Stilwell and Stilwell Advisers, LLC may be deemed to share voting and investment power over the shares owned by Stilwell Associates Insurance Fund. Mr. Stilwell and Stilwell Advisers, LLC disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(20) David Zlatin, the Chief Operating Officer of Ramat Securities Ltd, makes all investment and voting decisions with respect to the shares held by Ramat Securities Ltd. Ramat Securities Ltd has represented that it is a broker-dealer; thus, it is deemed to be an underwriter in this offering. Mr. Zlatin has sole voting and investment power over the shares owned by Ramat Securities Ltd. Mr. Zlatin disclaims beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(21) Rocwood Capital Management LP is the investment manager of Rocwood Capital Master Fund LP. Rocwood Capital Management (GP) LLC is the general partner of Rocwood Capital Management LP. Gregg Weinstein, as the sole stockholder of Rocwood Capital Management LP, makes investment and voting decisions with respect to the shares held by Rocwood Capital Master Fund LP. Rocwood Capital Master Fund LP has represented that it may be deemed to share voting and investment power with Mr. Weinstein, Rocwood Capital Management LP, and Rocwood Capital Management (GP) LLC. Mr. Weinstein, Rocwood Capital Management LP and Rocwood Capital Management (GP) LLC disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(22) Cyrus Capital Partners, L.P. is the investment manager of Cyrus Opportunities Master Fund II, Ltd. Cyrus Capital Partners GP, L.L.C. is the general partner of Cyrus Capital Partners, L.P. Stephen C. Freidheim, as the Chief Investment Officer of Cyrus Capital Partners, L.P. and the sole and managing member of Cyrus Capital Partners GP, L.L.C., makes investment and voting decisions with respect to the shares held by Cyrus Opportunities Master Fund II, Ltd. Cyrus Opportunities Master Fund II, Ltd. has indicated that it is an affiliate of a broker-dealer. Mr. Freidheim, Cyrus Capital Partners GP, L.L.C. and Cyrus Capital Partners, L.P. may be deemed to share voting and investment power over the shares owned by Cyrus Opportunities Master Fund II, Ltd. Mr. Freidheim, Cyrus Capital Partners GP, L.L.C. and Cyrus Capital Partners, L.P. disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(23) Kortright Capital Partners LP is the investment manager of Kortright Opportunity Master Fund, L.P. Kortright GP LLC is the general partner of Kortright Capital Partners LP. Matthew B. Taylor and Cyrus Capital Partners, L.P. are the sole members of Kortright GP LLC. Cyrus Capital Partners GP, L.L.C. is the general partner of Cyrus Capital Partners, L.P. Stephen C. Freidhiem, as the sole and managing member of Cyrus Capital Partners GP, L.L.C. and Matthew B. Taylor, as a member of Kortright GP LLC and the Chief Investment Officer of Kortright Capital Partners LP, make investment and voting decisions with respect to the shares held by Kortright Opportunity Master Fund, L.P. Kortright Opportunity Master Fund, L.P. has indicated that it is an affiliate of a broker-dealer. Messrs. Freidheim and Taylor, Kortright Capital Partners LP, Kortright GP LLC, Cyrus Capital Partners, L.P. and Cyrus Capital Partners GP, L.L.C. may be deemed to share voting and investment power over the shares owned by Kortright Opportunity Master Fund, L.P. Messrs. Freidheim and Taylor, Kortright Capital Partners LP, Kortright GP LLC, Cyrus Capital Partners, L.P. and Cyrus Capital Partners GP, L.L.C. disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(24) Cyrus Capital Partners, L.P. is the investment manager of Cyrus Select Opportunities Master Fund, Ltd. Cyrus Capital Partners GP, L.L.C. is the general partner of Cyrus Capital Partners, L.P. Stephen C. Freidheim, as the Chief Investment Officer of Cyrus Capital Partners, L.P. and the sole and managing member of Cyrus Capital Partners GP, L.L.C. makes investment and voting decisions with respect to the shares held by Cyrus Select Opportunities Master Fund, Ltd. Cyrus Select Opportunities Master Fund, Ltd. has indicated that it is an affiliate of a broker-dealer. Mr. Freidheim, Cyrus Capital Partners GP, L.L.C. and Cyrus Capital Partners, L.P. may be deemed to share voting and investment power over the shares owned by Cyrus Select Opportunities Master Fund, Ltd. Mr. Freidheim, Cyrus Capital Partners GP, L.L.C. and Cyrus Capital Partners, L.P. disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(25) Abdulmohsin Al-Omran, Matthew B. Hansen, Jon P. Hedley and Abdulwahab Al Betairi as Directors and Dragomir Kolev as Portfolio Manager of TFO Financial Institutions Restructuring Fund SPC, Managing Member of TFO Financial Institutions Restructuring Fund LLC, make investment and voting decisions with respect to shares held by TFO Financial Institutions Restructuring Fund LLC. Messrs. Al-Omran, Hansen, Hedley, Al Betairi, and Kolev and TFO Financial Institutions Restructuring Fund SPC may be deemed to share voting and investment power over the shares owned by TFO Financial Institutions Restructuring Fund LLC. Messrs. Al-Omran, Hansen, Hedley, Al Betairi, and Kolev and TFO Financial Institutions Restructuring Fund SPC disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(26) Schneider Capital Management is the investment adviser of The William Penn Foundation. Mr. Arnold C. Schneider III, President and Chief Investment Officer, makes investment and voting decisions with respect to the shares held by The William Penn Foundation. Mr. Schneider and Schneider Capital Management may be deemed to share voting and investment power over the shares owned by The William Penn Foundation. Mr. Schneider and Schneider Capital Management disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(27) Schneider Capital Management is the investment adviser of by RBB/Schneider Small Cap Value Fund. Mr. Arnold C. Schneider III, President and Chief Investment Officer, makes investment and voting decisions with respect to the shares held by RBB/Schneider Small Cap Value Fund. RBB/Schneider Small Cap Value Fund has indicated that it is an affiliate of a broker-dealer. Mr. Schneider and Schneider Capital Management may be deemed to share voting and investment power over the shares owned by RBB/Schneider Small Cap Value Fund. Mr. Schneider and Schneider Capital Management disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(28) Schneider Capital Management is the investment adviser of Cheetah Investment Partnership LP. Mr. Arnold C. Schneider III, President and Chief Investment Officer, makes investment and voting decisions with respect to the shares held by Cheetah Investment Partnership LP. Mr. Schneider and Schneider Capital Management may be deemed to share voting and investment power over the shares owned by Cheetah Investment Partnership LP. Mr. Schneider and Schneider Capital Management disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(29) Aristeia Capital, L.L.C. and Aristeia Advisors, L.L.C. are the investment manager and general partner, respectively, of Aristeia Master, L.P. Kevin C. Toner, Robert H. Lynch, Jr., Anthony M. Frascella and William R. Techar, as the owners of Aristeia Capital, L.L.C. and Aristeia Advisors, L.L.C, make investment and voting decisions with respect to the shares held by Aristeia Master, L.P. Messrs. Toner, Lynch, Frascella, and Techar, Aristeia Capital, L.L.C. and Aristeia Advisors, L.L.C. may be deemed to share voting and investment power over the shares owned by Aristeia Master, L.P. Messrs. Toner, Lynch, Frascella, and Techar, Aristeia Capital, L.L.C. and Aristeia Advisors, L.L.C. disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(30) Severn River Capital Management, LLC, is the investment manager of Severn River Capital Master Fund Ltd. Stephen S. Roth, the Managing Member of Severn River Capital Management, LLC, makes investment and voting decisions with respect to the shares held by Severn River Capital Master Fund Ltd. Mr. Roth and Severn River Capital Management, LLC may be deemed to share voting and investment power over the shares owned by Severn River Capital Master Fund Ltd. Mr. Roth and Severn River Capital Management, LLC disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(31) Severn River Capital Management, LLC, is the investment manager of Blackwell Partners LLC. Stephen S. Roth, the Managing Member of Severn River Capital Management, LLC, makes investment and voting decisions with respect to the shares held by Blackwell Partners LLC. Mr. Roth and Severn River Capital Management, LLC may be deemed to share voting and investment power over the shares owned by Blackwell Partners LLC. Mr. Roth and Severn River Capital Management, LLC disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(32) Severn River Capital Management, LLC, is the investment manager of Epworth. Stephen S. Roth, the Managing Member of Severn River Capital Management, LLC, makes investment and voting decisions with respect to the shares held by Epworth. Mr. Roth and Severn River Capital Management, LLC may be deemed to share voting and investment power over the shares owned by Epworth. Mr. Roth and Severn River Capital Management, LLC disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(33) Severn River Capital Management, LLC, is the trading advisor of Innocap Fund SICAV plc in respect of Severn River Sub-Fund pursuant to a delegation by Innocap Global Investment Management Ltd., which retains residual authority. Stephen S. Roth, the Managing Member of Severn River Capital Management, LLC, makes investment and voting decisions with respect to the shares held by Innocap Fund SICAV plc in respect of Severn River Sub-Fund. Innocap Fund SICAV plc in respect of Severn River Sub-Fund has indicated that it is an affiliate of a broker-dealer. Mr. Roth, Severn River Capital Management, LLC and Innocap Global Investment Management Ltd. may be deemed to share voting and investment power over the shares owned by Innocap Fund SICAV plc in respect of Severn River Sub-Fund. Mr. Roth, Severn River Capital Management, LLC and Innocap Global Investment Management Ltd. disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(34) Severn River Capital Management, LLC, is the investment manager of Managed Account Investments SPC on behalf of the SRC Segregated Portfolio. Stephen S. Roth, the Managing Member of Severn River Capital Management, LLC, makes investment and voting decisions with respect to the shares held by Managed Account Investments SPC on behalf of the SRC Segregated Portfolio. Mr. Roth and Severn River Capital Management, LLC may be deemed to share voting and investment power over the shares owned by Managed Account Investments SPC on behalf of the SRC Segregated Portfolio. Mr. Roth and Severn River Capital Management, LLC disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(35) Severn River Capital Management, LLC, is the investment manager of Downsview Managed Account Platform Inc. Stephen S. Roth, the Managing Member of Severn River Capital Management, LLC, makes investment and voting decisions with respect to the shares held by Downsview Managed Account Platform Inc. Mr. Roth and Severn River Capital Management, LLC may be deemed to share voting and investment power over the shares owned by Downsview Managed Account Platform Inc. Mr. Roth and Severn River Capital Management, LLC disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein. Downsview Managed Account Platform Inc. is a wholly-owned subsidiary of Ontario Teachers’ Pension Plan Board.

(36) This selling stockholder is an investment company registered under Section 8 of the Investment Company Act of 1940 (the “Fund”), and advised by Fidelity Management & Research Company (“Fidelity”), 82 Devonshire Street, Boston, Massachusetts, 02109, a wholly owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity and the Fund, each has sole power to dispose of the securities owned by the Fund. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees. Joel Tillinghast, as an employee of Fidelity and in his capacity as the current lead portfolio manager for the Fund, and Justin Bennett, Kathy Buck, Jamie Harmon, Rayna Lesser Hannaway, John Miskekari and Shadman Riaz, as employees of Fidelity and in their capacity as current co-portfolio managers for the Fund, each has dispositive authority with respect the Fund’s assets. The Fund has indicated that it is an affiliate of a broker-dealer.

(37) Renaissance Financial Holdings Limited is the direct controlling entity of Renaissance Securities (Cyprus) Limited and Renaissance Capital Holdings Limited, Renaissance Group Holdings Limited and Renaissance Holdings Management Limited are indirect controlling entities of Renaissance Securities (Cyprus) Limited. George Pelecanos, director of Renaissance Securities (Cyprus) Limited, makes investment and voting decisions with respect to the shares held by Renaissance Securities (Cyprus) Limited. Mr. Pelecanos, Renaissance Financial Holdings Limited, Renaissance Capital Holdings Limited, Renaissance Group Holdings Limited and Renaissance Holdings Management Limited may be deemed to share voting and investment power over the shares owned by Renaissance Securities (Cyprus) Limited. Mr. Pelecanos, Renaissance Financial Holdings Limited, Renaissance Capital Holdings Limited, Renaissance Group Holdings Limited and Renaissance Holdings Management Limited disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(38) MSD Capital, L.P. is the general partner of MSD Sparrowhawk, L.P. and may be deemed to have or share voting and dispositive power over, and/or beneficially own, the shares held by MSD Sparrowhawk, L.P. MSD Capital Management LLC is the general partner of MSD Capital, L.P. and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the shares beneficially owned by MSD Capital, L.P. Michael S. Dell is the controlling member of, and may be deemed to beneficially own the shares beneficially owned by, MSD Capital Management. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSD Capital Management LLC and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the shares beneficially owned by MSD Capital Management LLC. Each of Mr. Dell, Mr. Fuhrman, Mr. Phelan and Mr. Lisker disclaim beneficial ownership of all shares reported herein except to the extent of any pecuniary interest therein.

(39) Includes 1,285,899 shares that may be acquired by the U.S. Treasury upon the exercise of its warrant to purchase shares of Common Stock, which it acquired from the Corporation on January 16, 2009. The U.S. Treasury has sole voting and investment power of all shares reported herein but may exercise voting power only in accordance with the terms of the Exchange Agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information as of December 2, 2011, unless otherwise specified, with respect to shares of our Common Stock beneficially owned by: (1) each person known to us to be the beneficial owner of more than 5% of our Common Stock; (2) each director and each named executive officer; and (3) all directors and executive officers as a group. This information has been provided by each of the directors and executive officers at our request or derived from statements filed with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act. Beneficial ownership of securities means the possession, directly or indirectly, through any formal or informal arrangement, either individually or in a group, of voting power (which includes the power to vote, or to direct the voting of, such security) and/or investment power (which includes the power to dispose of, or to direct the disposition of, such security). As of December 2, 2011, directors and executive officers of the Corporation did not own shares of the Corporation’s preferred stock because they participated in the Corporation’s preferred stock exchange pursuant to which they received shares of Common Stock in exchange for shares of preferred stock. The Corporation does not have knowledge of any current beneficial owner of more than 5% of the Corporation’s preferred stock. Unless otherwise indicated, to the Corporation’s knowledge, the beneficial owner has sole voting and dispositive power over the shares.

(1)	Beneficial Owners of More Than 5% of our Common Stock:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class (a)
Thomas H. Lee Advisors (Alternative), VI, Ltd.	51,229,484	(b)	24.97%
c/o Walkers Corporate Services Limited
Walker House, 87 Mary Street
Geargetown, E9, KY1-9001

Oaktree Capital Capital Group Holdings L.P. and	51,229,484	(c)	24.97%
Oaktree Capital Capital Group Holdings GP, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

Wellington Management Company, LLP.	20,437,724	(d)	9.96%
c/o Wellington Management Company, LLP
280 Congress Street
Boston, MA 002210

United States Department of the Treasury	34,227,696	(e)	16.69%
1500 Pennsylvania Avenue Northwest
Washington, DC 20229

(a) Based on 205,133,977 shares of Common Stock outstanding as of December 8, 2011. We issued 888,781 shares of Common Stock in our rights offering, which expired on November 29, 2011. THL, Oaktree and Wellington have anti-dilution rights that enable them to acquire shares after completion of any equity offering, including the rights offering, so as to maintain their percentage ownership interest in the Corporation. THL, Oaktree and Wellington may choose to exercise their anti-dilution rights to acquire shares to maintain their ownership percentages based on the amount of shares issued in the rights offering.

(b)	See “Selling Stockholders” for information concerning THL’s ownership.

(c)	See “Selling Stockholders” for information concerning Oaktree’s ownership.

d)	See “Selling Stockholders” for information concerning Wellington’s ownership.

(e)	See “Selling Stockholders” for information concerning the U.S. Treasury’s ownership.

(2) Beneficial Ownership of Directors and Executive Officers of our Common Stock:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (a)			Percent of Class
Directors
Aurelio Alemán-Bermúdez, President & Chief Executive Officer	104,599			*
Thomas H. Hagerty	51,229,484	(b	)	24.97%
Michael P. Harmon	51,229,484	(c	)	24.97%
Roberto R. Herencia, Chairman of the Board	109,641			—
José Menéndez-Cortada	21,385			*
Héctor M. Nevares-La Costa	449,014	(d	)	*
Fernando Rodríguez-Amaro	3,219			*
José F. Rodríguez-Perelló	77,336			*
Sharee Ann Umpierre-Catinchi	76,913	(e	)	*

Executive Officers
Victor Barreras-Pellegrini, Treasurer & Senior Vce President	4,666			*
Orlando Berges-González, Executive Vice President & Chief Financial Officer	5,999			*
Calixto García-Vélez, Executive Vice President	—			—
Lawrence Odell, Executive Vice President, General Counsel & Secretary	14,999			*
All current directors, Executive Officers and the Chief Accounting Officer as a group (19 persons)	102,276,537			49.84%

*	Less than 1% of our outstanding Common Stock.

(a) For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Therefore, it includes the number of shares of Common Stock that could be purchased by exercising stock options that were exercisable on December 2, 2011 or within 60 days after that date, as follows: Mr. Alemán-Bermúdez, 39,600; Mr. Odell, 11,666; and Mr. Barreras-Pellegrini, 4,532; and all current directors and executive officers as a group, 81,860. Also, it includes shares granted under the First BanCorp 2008 Omnibus Incentive Plan, subject to transferability restrictions and/or forfeiture upon failure to meet vesting conditions, as follows: Mr. Menéndez-Cortada, 268; Dr. Umpierre-Catinchi, 268; Mr. Rodríguez-Amaro, 268; Mr. Nevares-LaCosta, 268; and Mr. Rodríguez-Perelló, 268. These amounts do not include shares of Common Stock represented by units in a unitized stock fund under our Defined Contribution Plan.

(b) Mr. Hagerty is the Board representative for THL, which beneficially owns 24.97% of our Common Stock. See “Selling Stockholders” for information concerning THL’s ownership.

(c) Mr. Harmon is the Board representative for Oaktree, which beneficially owns 24.97% of our Common Stock. See “Selling Stockholders” for information concerning Oaktree’s ownership.

(d) This amount includes 283,272 shares owned by Mr. Nevares-LaCosta’s father over which Mr. Nevares-LaCosta has voting and investment power as attorney-in-fact.

(e) This amount includes 600 shares owned jointly with her spouse.

MARKET PRICE, DIVIDEND AND DISTRIBUTION INFORMATION

Our Common Stock is currently listed on the NYSE under the symbol “FBP.” As of February 6, 2012, we had 205,794, 024 shares of our Common Stock outstanding, held by approximately 183 holders of record.

The following table sets forth the quarterly high and low sales prices of our Common Stock on the NYSE for the periods indicated (amounts reflect the 1-for-15 reverse stock split that occurred on January 7, 2011):

	Share prices		Cash dividends declared
	High	Low	per share
2012
First Quarter through February 10, 2012	$4.95	$3.24
2011
Fourth Quarter ended December 31, 2011	$4.00	$2.50	$0.00	*
Third Quarter ended September 30, 2011	$4.66	$2.76	$0.00	*
Second Quarter ended June 30, 2011	$5.34	$3.62	$0.00	*
First Quarter ended March 31, 2011	$7.65	$4.05	$0.00	*
2010
Fourth Quarter ended December 31, 2010	$7.91	$3.60	$0.00	*
Third Quarter ended September 30, 2010	$413.80	$4.05	$0.00	*
Second Quarter ended June 30, 2010	$57.60	$7.80	$0.00	*
First Quarter ended March 31, 2010	$43.50	$28.35	$0.00	*

*	Cash dividends on our Common Stock have been suspended since August 2009.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2011:

•	On an actual basis;

•	On a pro forma basis giving effect to:

1. the issuance and sale of 150 million shares of our Common Stock at a price of $3.50 per share, and assuming the proceeds (after deducting offering expenses paid by us and the $26.4 million payment of accrued and unpaid dividends on the Series G Preferred Stock as of September 30, 2011) are invested in money market investments;

2. the issuance of 32,941,797 shares of our Common Stock to the U.S. Treasury upon the conversion of 424,174 shares of our Series G Preferred Stock at the conversion price of $9.657 per share but no exercise by the U.S. Treasury of its warrant; and

3. the issuance of 888,781 shares of our Common Stock in our rights offering.

	As of September 30, 2011
	Actual	Conversion of Series G Preferred Stock into common shares		Cumulative dividends on Series G Preferred Stock paid at time of conversion		Capital Raise and Rights Offering		Pro forma
		(in thousands, except share data)
Long term borrowings	$231,959	$—		$—		$—		$231,959
Stockholders’ equity
Preferred stock, $1.00 par value, 50,000,000 shares authorized;
450,195 shares of Series A Preferred Stock outstanding	11,255	—		—		—		11,255
475,987 shares of Series B Preferred Stock outstanding	11,900	—		—		—		11,900
460,611 shares of Series C Preferred Stock outstanding	11,515	—		—		—		11,515
510,592 shares of Series D Preferred Stock outstanding	12,765	—						12,765
624,487 shares of Series E Preferred Stock outstanding	15,612	—		—		—		15,612
424,174 shares of Series G Preferred Stock outstanding, net of discount	367,451	(367,451	)(a)	—		—		—
Common stock, $0.10 par value; 2,000,000,000 shares authorized, 21,963,522 shares issued and 21,303,669 shares outstanding, actual; 205,794,100 shares issued and 205,134,247 shares outstanding, pro forma	2,196	3,294	(b)	—		15,089	(f)	20,579
Treasury stock (at par value)	(66)	—		—		—		(66)
Additional paid-in capital	319,528	86,308	(c)	—		478,372	(g)	884,208
Retained earnings	220,764	277,849	(d)	(26,388	)(e)	—		472,225
Accumulated other comprehensive income-unrealized gain on securities available for sale net of tax	13,927	—		—		—		13,927

Total stockholders’ equity	986,847	—		(26,388)		493,461		1,453,920

Total Capitalization	$1,218,806	$—		$(26,388)		$493,461		$1,685,879

(a)	Carrying value of the Series G Preferred Stock exchanged for 32.942 million shares of common stock.
(b)	32.942 million shares of common stock issued in exchange for the Series G Preferred Stock, at par value ($0.10 par value per share).
(c)	Excess of the fair value of the 32.942 million new shares of common stock issued in exchange for the Series G Preferred Stock over its par value. The fair value of the new common shares was determined based on the Corporation’s stock market price at the date of conversion ($2.72 per share x 32.942 million shares = $89.602 million).
(d)	Excess of the carrying value of the Series G Preferred Stock over the fair value of the 32.942 million new shares of common stock issued in exchange ($367.451 million carrying value less $89.602 million fair value of new common shares issued at time of conversion = $277.849 million).
(e)	Payment of cumulative dividends on the Series G Preferred Stock required for completion of the conversion of the Series G Preferred Stock into common shares.
(f)	150.889 million of new common shares issued (150 million shares as part of the $525 million capital raise and 0.889 million of shares issued in the Rights Offering) at par value ($0.10 par value per share).
(g)	Difference between proceeds of $528.111 million from the sale of 150.889 million shares of common stock at a price of $3.50 and par value of $15.089 million and estimated issuance costs of $34.650 million.

The unaudited pro forma tables presented below have been prepared by our management to illustrate the impact of the issuance of shares in the capital raise and the rights offering and the conversion into Common Stock of our Series G Preferred Stock.

	Nine Months Ended September 30, 2011
(In thousands, except per share data)	Actual	Capital Raise and Rights Offering		Cumulative dividends on Series G Preferred Stock paid at time of conversion		Conversion of Series G Preferred Stock into common shares		Pro forma
Net (loss) income attributable to common stockholders	$(88,785)	$—		$(997	)(a)	$277,849	(b)	$188,067
Average common shares outstanding (c)	21,303	150,889		—		32,942		205,134
Net (loss) income per common share	$(4.17)	$3.65	(d)	—		1.44	(e)	$0.92
Book value per common share	$26.12	$(20.02	)(f)	$(0.16	)(g)	$0.84	(h)	$6.78

(a)	Cumulative dividends on Series G Preferred Stock paid at the time of conversion corresponding to period between September 30, 2011 and conversion. 26.388 million payment of cumulative dividends on Series G Preferred Stock at conversion less the portion of such cumulative dividends corresponding to periods up to and including September 30, 2011 of $24.391 million, which was already deducted from net income for earnings per share computation in prior periods).
(b)	Excess of the carrying amount of the Series G Preferred Stock as of September 30, 2011 over the fair value of new shares of common stock issued in exchange. ($367.451 million carrying value less $89.602 million fair value of new common shares issued at time of conversion = $277.849 million).
(c)	Assumes the issuance of 183.831 million additional shares (150 million shares in the capital raise, 0.889 million shares issued in the Rights Offering, and 32.942 million shares issued in the conversion of the Series G Preferred Stock into common shares) since the beginning of the year.
(d)	The issuance of 150 million shares in the capital raise and of 0.889 million shares in the Rights Offering increased the denominator of the pro forma EPS calculation and reduced the loss per share by $3.65, from $(4.17) to $(0.52) ($88.785 million net loss attributable to common stockholders/(21.303 million actual average shares + 150.889 million shares issued in the capital raise and rights offering = 172.192 million shares) = $(0.52)).
(e)	The one-time impact of $277.8 million related to the excess of the carrying amount of the Series G Preferred Stock as of September 30, 2011 over the fair value of new common shares and the cumulative dividends resulted in a net increase to the numerator of the EPS calculation, resulting in net income attributable to common stockholders of $188.067 million. Meanwhile, the 32.942 million of new common shares issued in exchange for the Series G Preferred Stock increased the denominator of the EPS calculation. This, combined with shares issued in the capital raise and rights offering, resulted in pro forma earnings per share of $0.92 ($188.067 net income attributable to common stockholders/205.134 million shares = $0.92), or an additional reduction of $1.44 in the loss per common share with respect to the calculation explained in footnote (d) above.
(f)	The issuance of 150 million shares in the capital raise and of 0.889 million shares in the Rights Offering increased the numerator and denominator of the pro forma book value per share calculation and reduced the book value per share by $20.02, from $26.12 to $6.10. Common equity increased $493.462 million, from $556.349 million to $1.050 billion pro forma, and the number of common shares increased by 150.889 million, from 21.303 million to 172.192 shares ($1.050 billion of common equity/172.192 million common shares = $6.10 book value per common share).
(g)	Cumulative dividends paid on the Series G Preferred Stock at the time of conversion of $26.388 million reduced the amount of common equity, or the numerator in the pro forma book value per share calculation. This, combined with proceeds from the capital raise and on the rights offering, resulted in a net increase in common equity of $467.074 million, from $556.349 million to $1.023 billion pro forma and resulted in a pro forma book value per share of $5.94. Pro forma common equity of $1.023 billion/pro forma common shares of 172.192 million = $5.94, or an additional decrease of $0.16 with respect to the calculation explained in footnote (f) above.
(h)	The conversion of the Series G Preferred Stock for new common shares increased the numerator and denominator of the pro forma book value per share calculation. Common equity increased by $367.451 million (the carrying value of the Series G Preferred Stock) and the number of common shares increased by 32.942 million shares. This, combined with proceeds from the capital raise and the rights offering and the payment of cumulative dividends of the Series G Preferred Stock, resulted in a net increase in common equity of $834.5 million and an increase of 183.831 million of common shares. Pro forma common equity of $1.391 billion/pro forma common shares outstanding of 205.134 million = $6.78, or an increase of $0.84 with respect to the calculation explained in footnote (g) above.

	Year Ended December 31, 2010
(In thousands)	Actual	Capital Raise and Rights Offering		Cumulative dividends on Series G Preferred Stock paid at time of conversion		Conversion of Series G Preferred Stock into common shares		Pro forma
Net (loss) income attributable to common stockholders	$(122,045)	$—		$(16,903	)(a)	$272,360	(b)	$133,412
Average common shares outstanding (c)	11,310	150,889				14,892		177,091
Net (loss) income per common share	$(10.79)	$10.04	(d)	$(0.11	)(e)	$1.61	(f)	$0.75
Book value per common share	$29.71	$(23.17	)(g)	$(0.15	)(h)	$0.74	(i)	$7.13

(a)	Cumulative dividends on Series G Preferred Stock paid at the time of conversion corresponding to periods after December 31, 2010 ($26.388 million payment of cumulative dividends on Series G Preferred Stock at conversion less the portion of such cumulative dividends corresponding to periods up and including December 31, 2010 of $9.485 million which was already deducted from net income for earnings per share computation).
(b)	Excess of the carrying amount of the Series G Preferred Stock as of December 31, 2010 over the fair value of new shares of common stock issued in exchange ($361.962 million carrying value less $89.602 million fair value of new common shares issued at time of conversion = $272.360 million).
(c)	Assumes the issuance of 150.889 million additional shares (150 million shares in the capital raise and 0.889 million shares issued in the Rights Offering) since the beginning of the year and assumes the conversion of the Series G Preferred Stock into common shares on July 20, 2010 (32.942 million shares x 165/365 days). The convertible Series G Preferred Stock was issued in exchange for the Series F Preferred Stock on July 20, 2010 (no convertible securities were outstanding before this date).
(d)	The issuance of 150 million shares in the capital raise and of 0.889 million shares in the Rights Offering increases the denominator of the pro forma EPS calculation and reduces the loss per share by $10.04, from $(10.79) to $(0.75) ($122.045 million net loss attributable to common stockholders/(11.310 million actual average shares + 150.889 million shares issued in the capital raise and rights offering = 162.199 million shares) = $(0.75)).
(e)	Cumulative dividends paid on the Series G Preferred Stock at the time of conversion corresponding to periods after December 31, 2010 of $16.903 million increased the net loss attributable to common stockholders, the numerator in the pro forma EPS calculation, to $138.948 million. This, combined with the increase in the denominator of the pro forma EPS calculation attributed to common shares issued in the capital raise and the rights offering, resulted in a pro forma loss per share of $0.86, ($138.948 net loss attributable to common stockholders/162.199 million shares = $(0.86)), or an increase of $0.11 in the loss per share with respect to the calculation explained in footnote (d) above.
(f)	The one-time impact of $272.4 million related to the excess of the carrying amount of the Series G Preferred Stock as of December 31, 2010 over the fair value of new common shares and the cumulative dividends resulted in a net increase to the numerator of the pro forma EPS calculation, resulting in a pro forma net income attributable to common stockholders of $133.412 million. Meanwhile, the 32.942 million of new common shares issued in exchange for the Series G Preferred Stock increased the denominator of the pro forma EPS calculation. This, combined with shares issued in the capital raise and rights offering, resulted in pro forma earnings per share of $0.75 ($133.412 net income attributable to common stockholders/177.091 million shares = $0.75), or an additional reduction of $1.61 in the loss per common share with respect to the calculation explained in footnote (e) above.
(g)	The issuance of 150 million shares in the capital raise and of 0.889 million shares in the Rights Offering increased the numerator and denominator of the pro forma book value per share calculation and reduced the book value per share by $23.17, from $29.71 to $6.54. Common equity increased $493.462 million, from $632.950 million to $1.126 billion pro forma, and the number of common shares increased by 150.889 million, from 21.303 million to 172.192 shares ($1.126 billion of common equity/172.192 million common shares = $6.54 book value per common share).
(h)	Cumulative dividends paid on the Series G Preferred Stock at the time of conversion of $26.388 million reduced the amount of common equity, or the numerator in the pro forma book value per share calculation. This, combined with proceeds from the capital raise and the rights offering, resulted in a net increase in common equity of $467.074 million, from $632.950 million to $1.100 billion pro forma and resulted in pro forma book value per share of $6.39. Pro forma common equity of $1.100 billion/pro forma common shares of 172.192 million = $6.39, or an additional decrease of $0.15 with respect to the calculation explained in footnote (g) above.
(i)	The conversion of the Series G Preferred Stock for new common shares increased the numerator and denominator of the pro forma book value per share calculation. Common equity increased by $361.962 million (the carrying value of the Series G Preferred Stock) and the number of common shares increased by 32.942 million shares. This, combined with proceeds from the capital raise and the rights offering and the payment of cumulative dividends on the Series G Preferred Stock, resulted in a net increase in common equity of $829.0 million and an increase of 183.831 million of common shares. Pro forma common equity of $1.462 billion/pro forma common shares outstanding of 205.134 million = $7.13, or an increase of $0.74 with respect to the calculation explained in footnote (h) above.

Regulatory and Other Capital Ratios

The following table sets forth our regulatory capital and other capital ratios as of September 30, 2011 on (i) an “as reported” basis and (ii) a pro forma basis to give effect to: (a) the sale of 150,000,000 shares of our Common Stock at a price of $3.50 per share (assuming the proceeds of this offering, after deducting offering expenses paid by us and the $26.4 million payment of accrued and unpaid dividends on the Series G Preferred Stock as of September 30, 2011, are invested in money market investments); (b) the issuance of 32,941,797 shares of our Common Stock upon the conversion of our Series G Preferred Stock at a conversion price of $9.657 per share; and (c) the issuance of 888,781 shares of our Common Stock in the rights offering.

	As of September 30, 2011
	Actual	Pro forma
Total capital (Total capital to risk-weighted assets)	12.39%	16.87%
Tier 1 capital ratio (Tier I to risk-weighted assets)	11.07%	15.55%
Leverage ratio	8.41%	11.43%
Tangible common equity ratio (tangible common equity to tangible assets)	3.84%	9.71%
Tier 1 common equity to risk-weighted assets ratio	4.79%	12.79%

DESCRIPTION OF CAPITAL STOCK

Our Restated Articles of Incorporation (“Articles of Incorporation”) authorize the issuance of up to 2,000,000,000 shares of Common Stock and up to 50,000,000 shares of preferred stock, par value $0.10 per share. On January 7, 2011, we effected a 1-for-15 reverse stock split of our Common Stock. The amount of authorized shares of Common Stock did not change as a result of the reverse stock split.

The following summary outlines the rights of the holders of our Common Stock. This summary is qualified in its entirety by reference to our Articles of Incorporation and our by-laws (the “Bylaws”), each of which is an exhibit to the registration statement of which this prospectus is a part. We urge you to read these documents for a more complete understanding of stockholder rights.

Governing Documents

Holders of shares of our Common Stock have the rights set forth in our Articles of Incorporation and Bylaws, and under Puerto Rico law.

Dividends

Subject to the preferential rights of any other class or series of capital stock, including preferred stock, holders of our Common Stock are entitled to receive, pro rata, dividends when and as declared by our Board of Directors out of funds legally available for the payment of dividends.

In general, so long as any shares of preferred stock remain outstanding and until we meet various federal regulatory requirements, we cannot declare, set apart or pay any dividends on shares of our Common Stock unless all accrued and unpaid dividends on our preferred stock for the twelve monthly dividend periods ending on the immediately preceding dividend payment date have been paid or are paid contemporaneously and the full monthly dividend on our preferred stock for the then current month has been or is contemporaneously declared and paid or declared and set apart for payment.

In addition, because dividends on our Series A through Series E Preferred Stock were not paid before January 31, 2011 (18 monthly dividend periods after we suspended dividend payments in August 2009), the holders of that preferred stock have the right to appoint two additional members to our board of directors. Any member of the Board of Directors appointed by the preferred stockholders is required to vacate his or her office if the Corporation returns to payment of dividends in full for twelve consecutive monthly dividend periods.

Under the terms of the Exchange Agreement with the U. S. Treasury, we are required to obtain prior approval from the U.S. Treasury to declare or pay dividends on our capital stock and to receive dividends from FirstBank. Under the Exchange Agreement, until the earlier of January 16, 2012 or such time that the U.S. Treasury ceases to own any of the Corporation’s debt or equity securities, the Corporation may not declare or pay dividends in an amount that is higher than the last declared dividend.

Ranking

The Common Stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding-up of First BanCorp to all other securities and indebtedness of First BanCorp.

Conversion Rights

None of the shares of Common Stock are convertible into other securities.

Voting Rights

Holders of shares of our Common Stock are entitled to one vote per share on all matters voted on by our stockholders. There are no cumulative voting rights for the election of directors.

Redemption

We have no obligation or right to redeem our Common Stock.

Listing

Our Common Stock is listed for trading on the NYSE.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is The Bank of New York Mellon.

U.S. FEDERAL AND PUERTO RICO INCOME TAX CONSEQUENCES

The following discussion describes the material United States federal and Puerto Rico income tax consequences to U.S. Holders (as defined below), Puerto Rico Holders (as defined below), and Puerto Rico corporations (as defined below), collectively, the “Holders” of the ownership and disposition of shares of Common Stock.

You are a U.S. Holder if you are a beneficial owner of shares of Common Stock and you are:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more “United States persons,” as defined in the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”), have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury Department regulations to be treated as a United States person.

The term U.S. Holder does not include Puerto Rico Holders nor does it include Puerto Rico corporations. As used herein, the term “Puerto Rico Holder” means an individual holder who is a bona fide resident of Puerto Rico during the entire taxable year within the meaning of Sections 933 and 937 of the U.S. Code. “Puerto Rico corporations” are corporations created or organized in or under the laws of Puerto Rico.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is based upon the provisions of the U.S. Code, regulations promulgated by the Treasury Department thereunder, and administrative rulings and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in United States federal income tax consequences different from those discussed below. We have not sought any ruling from the United States Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. For purposes of the discussion below, we have assumed that we should not be treated as a passive foreign investment company for U.S. federal income tax purposes. Further, this discussion also assumes that the shares of Common Stock are held as capital assets within the meaning of Section 1221 of the U.S. Code. In addition, this discussion does not address all tax considerations that may be applicable to your particular circumstances or to you if you are a U.S. Holder that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	dealers in securities or commodities;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	U.S. expatriates;

•	persons deemed to own 10% or more of our voting stock;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	tax-exempt organizations;

•	persons liable for alternative minimum tax;

•	persons that hold shares of Common Stock as part of a straddle or a hedging or conversion transaction; or

•	persons whose “functional currency” is not the United States dollar.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) holds shares of Common Stock, the tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to the United States federal income tax consequences of the ownership of shares of Common Stock.

You are urged to consult your own tax advisor regarding the United States federal, state, local, non-U.S. and other tax consequences of the ownership of shares of Common Stock.

Dividends

General

Under the current source of income rules of the U.S. Code, dividends on shares of our Common Stock will constitute gross income from sources outside the United States if less than 25% of First BanCorp’s gross income for the previous three taxable years is effectively connected with a trade or business in the United States. First BanCorp does not believe that, for any of its taxable years beginning with its formation, 25% or more of its gross income has been effectively connected with a trade or business in the United States nor does it expect that 25% or more of its gross income will be effectively connected with a trade or business in the United States in any future taxable years. Accordingly, dividends paid on shares of our Common Stock will constitute gross income from sources outside the United States as long as First BanCorp continues to meet the gross income test described above. The following discussion regarding Holders of our Common Stock assumes that dividends will constitute income from sources outside the United States.

U.S. Holders

In general, distributions with respect to our Common Stock, including the amount of any Puerto Rico taxes withheld on the distribution, will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in Common Stock and thereafter as capital gain from the sale or exchange of such Common Stock. Dividends received by a U.S. corporation do not qualify for the dividends-received deduction. Dividends received by non-corporate U.S. holders, including individuals, qualify for preferential rates of taxation.

Subject to certain conditions and limitations contained in the U.S. Code, any Puerto Rico income tax imposed on dividends distributed by First BanCorp in accordance with Puerto Rico income tax law may be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. For purposes of calculating a U.S. Holder’s U.S. foreign tax credit limitation, dividends distributed by First BanCorp will be income from sources outside the United States, and, depending on your circumstances, will be either passive category income or general category income. The rules governing the foreign tax credit are complex. You are urged to consult your own tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Puerto Rico Holders

In general, distributions of dividends made by First BanCorp on the shares of our Common Stock to a Puerto Rico Holder will constitute gross income from sources within Puerto Rico and will not be includible in the Puerto Rico Holder’s gross income for, and will be exempt from, U.S. federal income taxation. In addition, for U.S. federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico Holder’s gross income.

Puerto Rico corporations

In general, distributions of dividends made by First BanCorp on the shares of our Common Stock to a Puerto Rico corporation will not, in the hands of the Puerto Rico corporation, be subject to U.S. federal income tax if the dividends are not effectively connected with a United States trade or business of the Puerto Rico corporation. The U.S. Code provides special rules for Puerto Rico corporations that are “Controlled Foreign Corporations,” “Personal Holding Companies,” or “Passive Foreign Investment Companies” for U.S. federal income tax purposes.

Gain on Disposition of Common Stock

General

Upon the sale or other disposition of Common Stock, you will generally realize capital gain or loss for United States federal income tax purposes equal to the difference between the value of the amount that you realize and your tax basis in the particular shares of Common Stock.

U.S. Holders

The capital gain realized by a non-corporate U.S. Holder upon a sale or other disposition of the Common Stock is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

Puerto Rico Holders

In general, gain from the sale or other disposition of shares of our Common Stock by a Puerto Rico Holder will constitute income from sources within Puerto Rico, and will not be includible in such stockholder’s gross income for, and will be exempt from, U.S. federal income taxation. Also, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico Holder’s gross income.

Puerto Rico corporations

In general, any gain derived by a Puerto Rico corporation from the sale or exchange of Common Stock will not be subject to U.S. federal income tax if the gain is not effectively connected with a United States trade or business of the Puerto Rico corporation. The U.S. Code provides special rules for Puerto Rico corporations that are “Controlled Foreign Corporations,” “Personal Holding Companies,” or “Passive Foreign Investment Companies” for U.S. federal income tax purpose.

Backup Withholding and Information Reporting

For non-corporate U.S. Holders, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to dividend payments or other taxable distributions made within the United States, and the payment of proceeds to holders from the sale of shares of our Common Stock effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments for non-corporate U.S. Holders if such holder fails to provide an accurate taxpayer identification number, or if First BanCorp is notified by the Internal Revenue Service that the holder has failed to report all interest and dividends required to be shown on federal income tax returns, or in certain circumstances, if the holder fails to comply with applicable certification requirements. Backup withholding is not an additional tax and amounts withheld under the backup withholding rules will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

CERTAIN PUERTO RICO TAX CONSIDERATIONS

This discussion is based on the provisions of the Puerto Rico Internal Revenue Code of 2011, as amended (the “PR Code”) and other tax laws of Puerto Rico as in effect on the date of this prospectus, as well as regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this discussion.

You are urged to consult your own tax advisor as to the application to your particular situation of the tax considerations discussed below, as well as the application of any state, local, foreign or other tax.

For purposes of the following discussion, the term “Puerto Rico Corporation” is used to refer to a corporation organized under the laws of Puerto Rico and the term “Foreign Corporation” is used to refer to a corporation organized under the laws of a jurisdiction other than Puerto Rico.

Ownership and Disposition of Common Stock

Taxation of Dividends

General

Distributions of cash or other property made by First BanCorp on the shares of our Common Stock will be treated as dividends to the extent that First BanCorp has current or accumulated earnings and profits. To the extent that a distribution exceeds First BanCorp’s current and accumulated earnings and profits, the distribution will be applied against and reduce the adjusted Puerto Rico income tax basis of the shares of our Common Stock in the hands of the holder. The excess of any distribution of this type over the adjusted Puerto Rico income tax basis will be treated as gain on the sale or exchange of the shares of our Common Stock and will be subject to income tax as described below.

The following discussion regarding the income taxation of dividends on shares of our Common Stock received by individuals not residents of Puerto Rico and foreign corporations assumes that dividends will constitute income from sources within Puerto Rico. Generally, a dividend declared by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration. First BanCorp. has represented that it has derived more than 20% of its gross income from Puerto Rico sources on an annual basis since inception.

Individuals Resident of Puerto Rico and Puerto Rico Corporations

In general, individuals who are residents of Puerto Rico will be subject to a 10% Puerto Rico income tax on dividends paid on the shares of our Common Stock. This tax is generally required to be withheld by First BanCorp. Such individuals may elect for this withholding not to apply by providing us a written statement opting-out of such withholding provided the shares of our Common Stock are held in their names. If such individual holds the shares of our Common Stock in the name of a broker or other direct or indirect participant of DTC, the procedures described in “—Special Withholding Tax Considerations” below should be followed for purposes of opting-out of the 10% Puerto Rico withholding tax. If the Puerto Rico resident individual opts-out of the 10% Puerto Rico withholding tax, he or she will be required to include the amount of the dividend as ordinary income and will be subject to Puerto Rico income tax thereon at the normal income tax rates, which may be up to 33%. Even if the withholding is actually made, the individual may elect, upon filing his Puerto Rico income tax return for the year the dividend is paid, for the dividends to be taxed at the normal income tax rates applicable to individuals. In this case, the 10% Puerto Rico income tax withheld is creditable against the normal tax so determined.

Individuals resident of Puerto Rico are subject to alternative minimum tax (“AMT”) on the AMT Net Income if their regular tax liability is less than the alternative minimum tax liability. The AMT rates range from 10% to 20% depending on the AMT Net Income. At present, AMT applies with respect to individual taxpayers that have AMT Net Income of $150,000 or more. The AMT Net Income includes various categories of tax-exempt income and income subject to preferential tax rates as provided in the PR Code, such as dividends on our Common Stock and long-term capital gains recognized on the disposition of our Common Stock.

Puerto Rico Corporations will be subject to Puerto Rico income tax on dividends paid on the shares of our Common Stock at the normal corporate income tax rates, subject to the dividend received deduction. The dividend received deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation’s net taxable income. Based on the applicable maximum Puerto Rico normal corporate income tax rate of 30%, the maximum effective income tax rate on these dividends will be 4.50% after accounting for the dividend received deduction. In the case of Puerto Rico Corporations, no Puerto Rico income tax withholding will be imposed on dividends paid on the shares of our Common Stock provided such shares are held in the name of the Puerto Rico Corporation. If such Puerto Rico Corporation holds the shares of our Common Stock in the name of a broker or other direct or indirect participant of DTC, then, a 10% Puerto Rico income tax withheld at source will be made on dividends paid on the shares of our Common Stock held on behalf of such Puerto Rico Corporation unless the procedures described in “—Special Withholding Tax Considerations” below are followed to certify to us through DTC that the beneficial owner of our Common Stock is a Puerto Rico Corporation. If the withholding is actually made, the 10% Puerto Rico income tax withheld is creditable against the Puerto Rico income tax liability of the Puerto Rico Corporation.

The alternative minimum tax liability of a Puerto Rico Corporation is not affected by the receipt of dividends on the shares of our Common Stock.

United States Citizens Not Residents of Puerto Rico

Dividends paid on the shares of our Common Stock to a United States citizen who is not a resident of Puerto Rico will be subject to a 10% Puerto Rico income tax that will be withheld by First BanCorp. These individuals may also elect for the dividends to be taxed in Puerto Rico at the normal income tax rates applicable to individuals in the same way as Puerto Rico resident individuals. The 10% Puerto Rico income tax withheld is creditable against the normal income tax so determined by said individual stockholder. Provided the shares of our Common Stock are held in the name of these individual stockholders, no 10% Puerto Rico income tax withholding will be made if such individual stockholder opts out of the 10% withholding tax by providing us: (i) a written statement opting-out of such withholding; and (ii) a withholding exemption certificate to the effect that the individual’s gross income from sources within Puerto Rico during the taxable year does not exceed $3,500 if single or $7,000 if married filing a joint return. If such United States citizen non-resident of Puerto Rico holds the shares of our Common Stock in the name of a broker or other direct or indirect participant of DTC, the procedures described in “—Special Withholding Tax Considerations” below should be followed for purposes of opting-out of the 10% Puerto Rico withholding tax. If the United States citizen non-resident of Puerto Rico opts-out of the 10% Puerto Rico withholding tax, he or she will be required to include the amount of the dividend as ordinary income and will be subject to Puerto Rico income tax thereon at the normal income tax rates applicable to Puerto Rico resident individuals.

A United States citizen who is not a resident of Puerto Rico will be subject to Puerto Rico AMT as provided in the rules described under the heading “Individual Residents of Puerto Rico and Puerto Rico Corporations.”

Individuals Not Citizens of the United States and Not Residents of Puerto Rico

Dividends paid on the shares of our Common Stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% Puerto Rico income tax which will be withheld at source by First BanCorp.

Foreign Corporations

The Puerto Rico income taxation of dividends paid on the shares of our Common Stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico.

A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to Puerto Rico corporations on its net income that is effectively connected with the trade or business in Puerto Rico. This income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends on the shares of our Common Stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with dividends received from Puerto Rico corporations. No Puerto Rico income tax withholding will be imposed on dividends paid to foreign corporations engaged in a trade or business in Puerto Rico on the shares of our Common Stock provided such shares are held in the name of such foreign corporation. If such foreign corporation holds the shares of our Common Stock in the name of a broker or other direct or indirect participant of DTC, then, a 10% Puerto Rico income tax withheld at source will be made on dividends paid on the shares of our Common Stock held on behalf of such foreign corporation unless the procedures described in “—Special Withholding Tax Considerations” below are followed to certify to us through DTC that the beneficial owner of our Common Stock is a foreign corporation engaged in a trade or business in Puerto Rico. If the withholding is actually made, the 10% Puerto Rico income tax withheld is creditable against the Puerto Rico income tax liability of the foreign corporation.

In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends on the shares of our Common Stock received by these corporations will be excluded from the computation of the branch profits tax liability of these corporations.

A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% Puerto Rico withholding tax on dividends received on the shares of our Common Stock.

Special Withholding Tax Considerations

Payments of dividends to investors that hold their shares of our Common Stock in the name of a broker or other direct or indirect participant of DTC will be subject to a 10% Puerto Rico income tax withheld at source unless such investor, under the rules described above, is entitled to opt-out of such withholding if the shares would have been held in his name (such as individuals residents of Puerto Rico, Puerto Rico corporations, United States citizens not residents of Puerto Rico and foreign corporations engaged in a trade or business in Puerto Rico) and his broker or other direct or indirect participant of DTC certifies to First BanCorp through DTC that either (i) the holder of the shares of our Common Stock is a Puerto Rico corporation or a foreign corporation engaged in a trade or business in Puerto Rico, or (ii) the holder of the shares of our Common Stock is an individual, estate or trust resident of Puerto Rico or a United States citizen not resident of Puerto Rico that has provided a written statement to the broker/dealer opting-out of such withholding. A United States citizen non-resident of Puerto Rico must also timely file with the broker/dealer a withholding exemption certificate to the effect that the individual’s gross income from sources within Puerto Rico during the taxable year does not exceed $3,500 if single or $7,000 if married filing jointly.

Taxation of Gains Upon Sales or Exchanges

General

The sale or exchange of shares of our Common Stock will give rise to gain or loss for Puerto Rico tax purposes equal to the difference between the amount realized on the sale or exchange and the Puerto Rico income tax basis of the shares of our Common Stock in the hands of the holder. Any gain or loss that is required to be recognized will be a capital gain or loss if the shares of our Common Stock are held as a capital asset by the holder and will be a long-term capital gain or loss if the stockholder’s holding period of the shares of our Common Stock exceeds six months.

Individuals Resident of Puerto Rico and Puerto Rico Corporations

Gain on the sale or exchange of shares of our Common Stock by an individual resident of Puerto Rico or a Puerto Rico corporation will generally be required to be recognized as gross income and will be subject to income tax. If the stockholder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 15%.

Individual residents of Puerto Rico are subject to AMT on the AMT Net Income if their regular tax liability is less than the alternative minimum tax liability. The AMT rates range from 10% to 20% depending on the AMT Net Income. At present,

AMT applies with respect to individual taxpayers that have AMT Net Income of $150,000 or more. The AMT Net Income includes various categories of tax-exempt income and income subject to preferential tax rates as provided in the PR Code, such as dividends on our Common Stock and long-term capital gains recognized on the disposition of our Common Stock.

The alternative minimum tax liability of a Puerto Rico Corporation is not affected by the recognition of long-term capital gains on the disposition of the shares of our Common Stock.

Individuals Not Residents of Puerto Rico

Individuals who are not residents of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of shares of our Common Stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, the gain from the sale or exchange of shares of our Common Stock by individuals not residing in Puerto Rico constitutes income from sources outside Puerto Rico and, therefore, such gain is not subject to Puerto Rico income tax in the case of such individuals.

Foreign Corporations

A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of shares of our Common Stock if the gain is (1) from sources within Puerto Rico, or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 15% if it qualifies as a long-term capital gain.

In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the sale or exchange of shares of our Common Stock and that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on the sale or exchange.

A foreign corporation that is not engaged in a trade or business in Puerto Rico will not be subject to Puerto Rico income tax on any capital gain realized on the sale or exchange of our Common Stock since the gain from the sale or exchange of the Common Stock by a foreign corporation constitutes income from sources outside Puerto Rico.

Estate and Gift Taxation

The transfer of shares of our Common Stock by inheritance by a decedent who was a resident of Puerto Rico at the time of his or her death and did not own more than 10% of our stock (by value or vote) will not be subject to estate tax if the decedent was not a citizen of the United States or a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Likewise, the transfer of shares of our Common Stock by gift by an individual who is a resident of Puerto Rico at the time of the gift and did not own more than 10% of our stock (by value or vote) will not be subject to gift tax. Other individuals are urged to consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of the shares of our Common Stock by death or gift.

Municipal License Taxation

Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on dividends paid on the shares of our Common Stock or on any gain realized on the sale, exchange or redemption of the shares of our Common Stock.

Individuals, residents or non-residents, and corporations, Puerto Rico or foreign, that are engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax on dividends paid on the shares of our Common Stock and on the gain realized on the sale, exchange or redemption of the shares of our Common Stock if the dividends or gain are attributable to that trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates vary by municipalities with the maximum rate being 1.5% in the case of financial businesses and 0.5% for other businesses.

Property Taxation

The shares of our Common Stock will not be subject to Puerto Rico property tax.

LEGAL MATTERS

The validity of the shares of Common Stock being offered by this prospectus will be passed upon for us by Lawrence Odell, Esq., Executive Vice President and General Counsel. As of the date of this prospectus, Lawrence Odell, Esq., beneficially owns, directly or indirectly, 14,999 shares of our Common Stock, as determined in accordance with Rule 13d-3 of the Exchange Act.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Up to 186,151,814 Shares of Common Stock

PROSPECTUS

The date of this prospectus is

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.*

Amount paid or to be paid
SEC registration fee	$70,825.55
NYSE listing fee	$356,396.76
Printing expenses	$10,000
Legal fees and expenses	$200,000
Accounting fees and expenses	$75,000
Miscellaneous expenses	$2,777.69

Total Expenses	$715,000

*	All expenses are estimates other than the SEC registration fee and the NYSE listing fee.

Item 14.	Indemnification of Directors and Officers.

(a)         Article NINTH of First BanCorp’s Articles of Incorporation provides for indemnification of directors and officers as follows:

(1)         First BanCorp shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of First BanCorp) by reason of the fact that he is or was a director, officer, employee or agent of First BanCorp, or is or was serving at the written request of First BanCorp as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if it is formally determined by the Board of Directors, or other committee or entity empowered to make such determination, that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of First BanCorp, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of First BanCorp and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(2)         First BanCorp shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of First BanCorp to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of First BanCorp, or is or was serving at the written request of First BanCorp as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees) actually and reasonably incurred by him in connection with the defense of settlement of such action or suit if it is formally determined by the Board of Directors, or other committee or entity empowered to make such determination, that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of First BanCorp, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to First BanCorp unless and only to the extent that the court in which such action was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(3)         To the extent that a director, officer, employee or agent of First BanCorp has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in a paragraph 1 or 2 of this Article NINTH, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney’s fees) actually and reasonably incurred by him in connection therewith.

(4)         Any indemnification under paragraph 1 or 2 of this Article NINTH (unless ordered by a court) shall be made by First BanCorp only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth therein. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

(5)         Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by First BanCorp in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by First BanCorp as authorized in this Article NINTH.

(6)         The indemnification provided by this Article NINTH shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)         By action of its Board of Directors, notwithstanding any interest of the directors in the action, First BanCorp may purchase and maintain insurance, in such amounts as the Board of Directors deems appropriate, on behalf of any person who is or was a director, officer, employee or agent of First BanCorp, or is or was serving at the written request of First BanCorp as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such.

(8)         Notwithstanding anything contained herein to the contrary, no indemnification may be made by First BanCorp to any person if it relates to the imposition of a fine for an infraction or violation of any provision of the law.

(b)         Article 1.02(b)(6) of the Puerto Rico General Corporation Law of 1995, as amended (the “PR-GCL”), provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of members of its board of directors or governing body for breach of a director’s fiduciary duty of care. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying an unlawful dividend or approving an unlawful stock repurchase or obtaining an improper personal benefit.

(c)         Article 4.08 of the PR-GCL authorizes a Puerto Rico corporation to indemnify its officers and directors against liabilities arising out of pending or threatened actions, suits or proceedings to which such officers and directors are or may be made parties by reason of being officers or directors. Such rights of indemnification are not exclusive of any other rights to which such officers or directors may be entitled under any by-law, agreement, vote of stockholders or otherwise.

(d)         Article 2.02(n) of the PR-GCL states that every corporation created under the provisions of the PR-GCL shall have the power to reimburse to all directors and officers or former directors and officers the expenses which necessarily or in fact were incurred with respect to the defense in any action, suit or proceeding in which such persons, or any of them, are included as a party or parties for having been directors or officers of one or another corporation, pursuant to the provisions of Article 4.08 of the PR-GCL described above.

(e)         First BanCorp maintains directors’ and officers’ liability insurance on behalf of its directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding unregistered securities that were sold by the Registrant since January 2009:

On October 7, 2011, the Registrant sold 150,000,000 shares of common stock at $3.50 per share to institutional investors in its capital raise. Simultaneous with the completion of the capital raise, the Registrant issued 32,941,797 shares of common stock to the U.S. Treasury in the conversion of 424,174 shares of Series G Preferred Stock pursuant to the terms of the securities.

On July 20, 2010, the Registrant exchanged its Fixed Rate Cumulative Perpetual Preferred Stock, Series F, $1,000 liquidation preference per share (“Series F Preferred Stock”), which had a liquidation preference of $400 million, and accrued and unpaid dividends on the Series F Preferred Stock, for shares of a new series of Series G Preferred Stock, that had similar terms (including the same liquidation preference), but, as amended on December 1, 2010, which we could convert under certain conditions.

In addition, the Registrant issued an amended and restated warrant (the “Amended and Restated Warrant”), having a 10-year term and exercisable at an initial exercise price of $0.7252 per share, at the same time as it issued the Series G Preferred Stock in exchange for the Series F Preferred Stock to replace the warrant issued to the U.S. Treasury on January 16, 2009 (the “Warrant”) in connection with the issuance of the Series F Preferred Stock to the U.S. Treasury.

Like the Warrant, the Amended and Restated Warrant has an anti-dilution right that requires an adjustment to the exercise price for, and the number of shares underlying, the Warrant. This adjustment will be necessary under various circumstances, including for the reverse stock split.

On January 16, 2009, the Registrant entered into a Letter Agreement with the U.S. Treasury pursuant to which the U.S. Treasury invested $400,000,000 in Series F Preferred Stock of the Registrant under the U.S. Treasury’s Troubled Asset Relief Program Capital Purchase Program. Under the Letter Agreement, which incorporates the Securities Purchase Agreement—Standard Terms, the Registrant issued and sold to the U.S. Treasury (1) 400,000 shares of Series F Preferred Stock, and (2) the Warrant to purchase 5,842,259 pre-reverse stock split shares of First BanCorp’s Common Stock at an initial exercise price of $10.27 per pre-reverse stock split share.

Each of the transactions were private placements exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. Each transaction was made without general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules.

(a)         Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b)         Financial Statements Schedules.

The financial statement schedules have been provided in the consolidated financial statements or notes thereto, which are incorporated herein by reference to the Registrant’s Annual Report to Stockholders on Form 10-K filed with the Securities and Exchange Commission on April 15, 2011.

Item 17.         Undertakings.

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santurce, Puerto Rico, on February 13, 2012.

FIRST BANCORP.

By:	/s/ Orlando Berges
Orlando Berges Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Aurelio Alemán*	President, Chief Executive Officer and Director (Principal Executive Officer)	February 13, 2012
Aurelio Alemán

/s/ Orlando Berges	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 13, 2012
Orlando Berges

/s/ Pedro Romero	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 13, 2012
Pedro Romero

/s/ Roberto R. Herencia*	Chairman of the Board of Directors	February 13, 2012
Roberto R. Herencia

/s/ Michael P. Harmon*	Director	February 13, 2012
Michael P. Harmon

/s/ Thomas M. Hagerty*	Director	February 13, 2012
Thomas M. Hagerty

/s/ José Menédez-Cortada*	Director	February 13, 2012
José Menédez-Cortada

/s/ Héctor M. Nevares*	Director	February 13, 2012
Héctor M. Nevares

/s/ José F. Rodríguez*	Director	February 13, 2012
José F. Rodríguez

/s/ Fernando Rodríguez-Amaro*	Director	February 13, 2012
Fernando Rodríguez-Amaro

/s/ Sharee Ann Umpierre-Catinchi*		February 13, 2012
Sharee Ann Umpierre-Catinchi	Director

*By:	/s/ Lawrence Odell
Lawrence Odell
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

3.1	Restated Articles of Incorporation, incorporated by reference from Exhibit 3.1 of the Registration Statement on Form S-1/A filed by First BanCorp on October 20, 2011.

3.2	By-Laws, incorporated by reference from Exhibit 3.1 of the Registration Statement on Form S-1/A filed by First BanCorp on October 20, 2011.

3.3	Certificate of Designation creating the 7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A, incorporated by reference from Exhibit 4(B) to the Form S-3 filed by First BanCorp on March 30, 1999.

3.4	Certificate of Designation creating the 8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B, incorporated by reference from Exhibit 4(B) to Form S-3 filed by First BanCorp on September 8, 2000.

3.5	Certificate of Designation creating the 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C, incorporated by reference from Exhibit 4(B) to the Form S-3 filed by First BanCorp on May 18, 2001.

3.6	Certificate of Designation creating the 7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D, incorporated by reference from Exhibit 4(B) to the Form S-3/A filed by First BanCorp on January 16, 2002.

3.7	Certificate of Designation creating the 7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E, incorporated by reference from Exhibit 4.2 to the Form 8-K filed by First BanCorp on September 5, 2003.

3.8	Certificate of Designation creating the fixed-rate cumulative perpetual preferred stock, Series F, incorporated by reference from Exhibit 3.1 of the Form 8-K filed by the Corporation on January 20, 2009.

3.9	Certificate of Designation creating the fixed-rate cumulative perpetual preferred stock, Series G, incorporated by reference from Exhibit 10.3 to the Form 8-K filed by First BanCorp on July 7, 2010.

3.10	First Amendment to Certificate of Designation creating the Fixed-Rate Cumulative Mandatorily Convertible Preferred Stock, Series G, incorporated by reference from Exhibit 3.1 to the Form 8-K filed by First BanCorp on December 2, 2010.

3.11	Second Amendment to Certificate of Designation creating the Fixed-Rate Cumulative Mandatorily Convertible Preferred Stock, Series G, incorporated by reference from Exhibit 3.1 to the Form 8-K filed by First BanCorp on April 15, 2011.

4.1	Form of Common Stock Certificate, incorporated by reference from Exhibit 4 of the Registration Statement on Form S-4/A filed by First BanCorp on April 24, 1998.

4.2	Form of Stock Certificate for 7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A, incorporated by reference from Exhibit 4(A) to the Form S-3 filed by First BanCorp on March 30, 1999.

4.3	Form of Stock Certificate for 8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B, incorporated by reference form Exhibit 4(A) to the Form S-3 filed by First BanCorp on September 8, 2000.

4.4	Form of Stock Certificate for 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C, incorporated by reference from Exhibit 4(A) to the Form S-3 filed by First BanCorp on May 18, 2001.

4.5	Form of Stock Certificate for 7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D, incorporated by reference from Exhibit 4(A) to the Form S-3/A filed by First BanCorp on January 16, 2002.

4.6	Form of Stock Certificate for 7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E, incorporated by reference from Exhibit 4.1 to the Form 8-K filed by First BanCorp on September 5, 2003.

4.7	Form of Stock Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series F, incorporated by reference from Exhibit 4.6 to the Form 10-K for the year ended December 31, 2008 filed by First BanCorp on March 2, 2009.

4.8	Warrant dated January 16, 2009 to purchase shares of First BanCorp, incorporated by reference from Exhibit 4.1 to the Form 8-K filed by the Corporation on January 20, 2009.

4.9	Amended and Restated Warrant, Annex A to the Exchange Agreement by and between First BanCorp and the United States Treasury dated as of July 7, 2010, incorporated by reference from Exhibit 10.2 of the Form 8-K filed on July 7, 2010.

4.10	Letter Agreement, dated January 16, 2009, including Securities Purchase Agreement — Standard Terms attached thereto as Exhibit A, between First BanCorp and the United States Department of the Treasury, incorporated by reference from Exhibit 10.1 to the Form 8-K filed by the Corporation on January 20, 2009.

Exhibit No.	Description

5.1	Opinion of Lawrence Odell, Esq., Executive Vice President and General Counsel of First BanCorp, regarding the validity of the Common Stock being registered.*

10.1	FirstBank’s 1997 Stock Option Plan, incorporated by reference from the Form 10-K for the year ended December 31, 1998 filed by First BanCorp on March 26, 1999.

10.2	First BanCorp’s 2008 Omnibus Incentive Plan, incorporated by reference from Exhibit 10.1 to the Form 10-Q for the quarter ended March 31, 2008 filed by First BanCorp on May 12, 2008.

10.3	Investment Agreement between The Bank of Nova Scotia and First BanCorp dated February 15, 2007, including the Form of Stockholder Agreement, incorporated by reference from Exhibit 10.01 to the Form 8-K filed by First BanCorp on February 22, 2007.

10.4	Employment Agreement—Aurelio Alemán, incorporated by reference from the Form 10-K for the year ended December 31, 1998 filed by First BanCorp on March 26, 1999.

10.5	Amendment No. 1 to Employment Agreement—Aurelio Alemán, incorporated by reference from the Form 10-Q for the quarter ended March 31, 2009 filed by First BanCorp on May 11, 2009.

10.6	Amendment No. 2 to Employment Agreement—Aurelio Alemán, incorporated by reference from Exhibit 10.6 of the Form 10-K for the year ended December 31, 2009 filed by First BanCorp on March 2, 2010.

10.7	Employment Agreement—Lawrence Odell, incorporated by reference from the Form 10-K for the year ended December 31, 2005 filed by First BanCorp on February 9, 2007.

10.8	Amendment No. 1 to Employment Agreement—Lawrence Odell, incorporated by reference from the Form 10-K for the year ended December 31, 2005 filed by First BanCorp on February 9, 2007.

10.9	Amendment No. 2 to Employment Agreement—Lawrence Odell, incorporated by reference from the Form 10-Q for the quarter ended March 31, 2009 filed by First BanCorp on May 11, 2009.

10.10	Amendment No. 3 to Employment Agreement—Lawrence Odell, incorporated by reference from Exhibit 10.13 of the Form 10-K for the year ended December 31, 2009 filed by First BanCorp on March 2, 2010.

10.11	Employment Agreement—Orlando Berges, incorporated by reference from the Form 10-Q for the quarter ended June 30, 2009 filed by First BanCorp on August 11, 2009.

10.12	Service Agreement Martinez Odell & Calabria, incorporated by reference from the Form 10-K for the year ended December 31, 2005 filed by First BanCorp on February 9, 2007.

10.13	Amendment No. 1 to Service Agreement Martinez Odell & Calabria, incorporated by reference from the Form 10-K for the year ended December 31, 2005 filed by First BanCorp on February 9, 2007.

10.14	Amendment No. 2 to Service Agreement Martinez Odell & Calabria, incorporated by reference from Exhibit 10.17 of the Form 10-K for the year ended December 31, 2009 filed by First BanCorp on March 2, 2010.

10.15

Amendment No. 3 to Service Agreement Martinez Odell & Calabria, incorporated by reference from Exhibit 10.20 of the Form 10-K for the year ended December 31, 2010 filed by First BanCorp on

April 15, 2011.

10.16	Consent Order, dated June 2, 1010, incorporated by reference from Exhibit 10.1 of the Form 8-K filed on June 4, 2010.

10.17	Written Agreement, dated June 3, 2010, incorporated by reference from Exhibit 10.2 of the Form 8-K filed on June 4, 2010.

10.18	Exchange Agreement by and between First BanCorp and the United States Treasury dated as of July 7, 2010, incorporated by reference from Exhibit 10.1 of the Form 8-K filed on July 7, 2010.

10.19	Form of Restricted Stock Award Agreement incorporated by reference from Exhibit 10.23 to the Form S-1/A filed by First BanCorp on July 16, 2010.

10.20	Form of Stock Option Agreement for Officers and Other Employees incorporated by reference from Exhibit 10.24 to the Form S-1/A filed by First BanCorp on July 16, 2010.

10.21	Letter Agreement, dated as of January 16, 2009, and Securities Purchase Agreement, dated as of January 16, 2009, by and between First BanCorp and the United States Department of the Treasury, incorporated by reference from Exhibit 10.1 of the Form 8-K filed on January 20, 2009.

Exhibit No.	Description

10.22	Amendment No. 1 to Stockholder Agreement, dated as of October 13, 2010, by and between First BanCorp and The Bank of Nova Scotia, incorporated by reference to Exhibit 10.1 to the Form 8-K filed on November 24, 2010.

10.23	First Amendment to Exchange Agreement, dated as of December 1, 2010, by and between First BanCorp and The United States Department of the Treasury, incorporated by reference from Exhibit 10.1 to the Form 8-K filed by First BanCorp on December 2, 2010.

10.24	Amended and Restated Investment Agreement between First BanCorp and Thomas H. Lee Partners, L.P., incorporated by reference from Exhibit 10.1 of the Form 8-K filed on July 19, 2011.

10.25	Agreement Regarding Additional Shares between First BanCorp and Thomas H. Lee Partners, L.P., incorporated by reference from Exhibit 10.25 of the Registration Statement on Form S-1/A filed by First BanCorp on October 20, 2011.

10.26	Amended and Restated Investment Agreement between First BanCorp and Oaktree Capital Management, L.P., incorporated by reference from Exhibit 10.2 of the Form 8-K filed on July 19, 2011.

10.27	Agreement Regarding Additional Shares between First BanCorp and Oaktree Capital Management, L.P. dated October 26, 2011.*

10.28

Investment Agreement between First BanCorp and funds advised by Wellington Management Company LLP,

as amended, incorporated by reference from Exhibit 10.2 of the Form 8-K/A filed on July 19, 2011, and

Exhibit 10.3 of the Form 8-K filed on July 19, 2011.

10.29

Amendment No. 2 to Investment Agreement between First BanCorp and funds advised by Wellington

Management Company LLP, incorporated by reference from Exhibit 10.28 to the Form S-1/A filed by First BanCorp on October 20, 2011.

10.30	Form of Subscription Agreement between First BanCorp and private placement investors, incorporated by reference from Exhibit 10.3 of the Form 8-K filed on June 29, 2011.

10.31	Expense Reimbursement Agreement between First BanCorp and Oaktree Capital Management, L.P., incorporated by reference from Exhibit 10.4 of the Form 8-K/A filed on July 21, 2011.

10.32	Expense Reimbursement Agreement between First BanCorp and Thomas H. Lee Partners, L.P., incorporated by reference from Exhibit 10.2 of the Form 8-K/A filed on July 21, 2011.

10.33	Letter Agreement with the U.S. Department of the Treasury dated as of October 3, 2011, incorporated by reference from Exhibit 10.1 of the Form 8-K filed on October 7, 2011.

21.1	Subsidiaries of First BanCorp, incorporated by reference from Exhibit 21.1 of the Form 10-K for the year ended December 31, 2010 filed by First BanCorp on April 15, 2011.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2	Consent of Lawrence Odell, Esq. (included in Exhibit 5.1 above).*

25.1	Power of Attorney.*

*	Previously filed.